SCHEDULE 14A INFORMATION

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Allstate®

THE ALLSTATE CORPORATION

2775 Sanders Road

Northbrook, Illinois 60062-6127

March 27, 2000

Notice of Annual Meeting and Proxy Statement

Dear Stockholder:

You are invited to attend Allstate's 2000 annual meeting of stockholders to be held on Thursday, May 18, 2000. The meeting will be held at 11 a.m. in the Bank One Auditorium, 1 Bank One Plaza (located at Dearborn and Madison), Chicago, Illinois.

Following this page are the following:

- The notice of meeting
- The proxy statement
- Financial information about Allstate and management's discussion and analysis of Allstate's operations and financial condition

Also enclosed are the following:

- A proxy card
- A postage-paid envelope
- Allstate's 1999 summary Annual Report

Your vote is important. You may vote by telephone, internet or mail. Please use one of these methods to vote before the meeting even if you plan to attend the meeting.

Sincerely,

Edward M. Liddy
Chairman, President and
Chief Executive Officer

THE ALLSTATE CORPORATION

2775 Sanders Road

Northbrook, Illinois 60062-6127

March 27, 2000

Notice of Annual Meeting of Stockholders

The annual meeting of stockholders of The Allstate Corporation will be held at the Bank One Auditorium which is located on the Plaza level of the Bank One building, 1 Bank One Plaza, Chicago, Illinois on Thursday, May 18, 2000, at 11 a.m. for the following purposes:

1. To elect to the Board of Directors thirteen directors to serve until the 2001 annual meeting
2. To ratify the appointment of Deloitte & Touche LLP as Allstate's independent auditors for 2000
3. To consider a stockholder proposal for cumulative voting in elections of directors
4. To consider a stockholder proposal for the endorsement of CERES principles

In addition, any other business properly presented may be acted upon at the meeting.

Allstate began mailing this proxy statement and proxy cards to its stockholders and to participants in its profit sharing fund on March 27, 2000.

By Order of the Board,



Robert W. Pike
Secretary

Table of Contents

Proxy and Voting Information

Who is asking for your vote and why

The annual meeting will be held only if a majority of the outstanding common stock entitled to vote is represented at the meeting. If you vote before the meeting or if you attend the meeting in person, your shares will be counted for the purpose of determining whether there is a quorum. To ensure that there will be a quorum, the Allstate Board of Directors is requesting that you vote before the meeting and allow your Allstate stock to be represented at the annual meeting by the proxies named on the enclosed proxy card. Voting before the meeting will not prevent you from voting in person at the meeting. If you vote in person at the meeting, your previous vote will be automatically revoked.

Who can vote

You are entitled to vote if you were a stockholder of record at the close of business on March 20, 2000. On March 20, 2000, there were 751,791,781 Allstate common shares outstanding and entitled to vote at the annual meeting.

How to vote

If you hold your shares in your own name as a record holder, you may instruct the proxies how to vote your shares in any of the following ways:

- By using the toll-free telephone number printed on the proxy card
- By using the internet voting site listed on the proxy card
- By signing and dating the proxy card and mailing it in the enclosed postage-paid envelope to The Allstate Corporation, c/o First Chicago Trust Company, a division of EquiServe, P.O. Box 8010, Edison, NJ 08818-9007

You may vote by telephone or internet 24 hours a day, seven days a week. If you hold your shares through a broker, bank or other nominee (in other words, in ''street name''), you may vote your shares by following the instructions they have provided.

How votes are counted and discretionary voting authority of proxies

When you vote you may direct the proxies to withhold your votes from particular director nominees and to vote ''for,'' ''against,'' or ''abstain'' with respect to each of the other proposals.

The thirteen nominees who receive the most votes will be elected to the open directorships even if they get less than a majority of the votes. For any other item to be voted on, more votes must be cast for it than against it.

Abstention with respect to any of items 2 through 4 will be counted as shares present at the meeting and will have the effect of a vote against the matter. Broker non-votes (that is, if the broker holding your shares in street name does not vote with respect to a proposal) and shares as to which proxy authority is withheld with respect to a particular matter will not be counted as shares voted on the matter and will have no effect on the outcome of the vote.

If you use the telephone, the internet or the proxy card to allow your shares to be represented at the annual meeting by the proxies but you do not give voting instructions, then the proxies will vote your shares as follows on the four matters set forth in this proxy statement:

- *For* all of the nominees for director listed in this proxy statement
- *For* the appointment of Deloitte & Touche LLP as Allstate's independent auditors for 2000
- *Against* the stockholder proposal for cumulative voting in elections of directors
- *Against* the stockholder proposal for CERES principles

Item 1
Election of Directors

Except for F. Duane Ackerman, Mary Alice Taylor and Judith A. Sprieser, each nominee was previously elected by the stockholders at Allstate's 1999 Annual Meeting on May 18, 1999, and has served continuously as a director for the period succeeding the date of his or her election. The terms of all directors will expire at this annual meeting in May 2000. No person, other than the directors of Allstate acting solely in that capacity, is responsible for the naming of the nominees. The Board of Directors expects all nominees named in this proxy statement to be available for election. If any nominee is not available, then the proxies may vote for a substitute.

Information as to each nominee follows. Unless otherwise indicated, each nominee has served for at least five years in the business position currently or most recently held.

Nominees



F. Duane Ackerman (Age 58)
Director since October 1999

Chairman, President and Chief Executive Officer since 1997 of BellSouth Corporation, a communications services company. Mr. Ackerman previously served as President and Chief Executive Officer of BellSouth Corporation from 1996 to 1997 and as Chief Operating Officer and Vice Chairman from 1995 to 1996.



James G. Andress (Age 61)
Director since 1993

Chairman and Chief Executive Officer since February 1997 of Warner Chilcott PLC, a pharmaceutical company. Mr. Andress had been President, Chief Executive Officer and a director of Warner Chilcott since 1996. Mr. Andress also served as its President and Chief Executive Officer from November 1996 until 1998. Previously, Mr. Andress was Co-Chief Executive Officer, Chief Operating Officer and President of Information Resources, Inc. (''IRI''), a market research and corporate software organization, from May 1994 until September 1995. Mr. Andress is also a director of IRI, OptionCare, Inc., Sepracor, Inc., The Liposome Company, Inc. and Xoma Corporation.



Warren L. Batts (Age 67)
Director since 1993

Chairman and Chief Executive Officer of Tupperware Corporation, a consumer products company, from June 1996 until his retirement in September 1997. He served as Chairman and Chief Executive Officer of Premark International, Inc. from September 1986 to June 1996 and as Chairman of the Board of Premark International, Inc. until September 1997. He is also a director of Cooper Industries, Inc., The Derby Cycle Corporation, Sears, Roebuck and Co., and Sprint Corporation.



Edward A. Brennan (Age 66)
Director since 1993

Chairman of the Board, President and Chief Executive Officer of Sears, Roebuck and Co. from January 1986 until his retirement in August 1995. Mr. Brennan is also a director of AMR Corporation, Dean Foods Company, Minnesota Mining and Manufacturing Company, Morgan Stanley Dean Witter & Co., The SABRE Group Holdings, Inc., and Unicom Corporation.



James M. Denny (Age 67)
Director since 1993

Managing Director since September 1995 of William Blair Capital Partners, a private equity fund. Mr. Denny served as Vice Chairman of Sears, Roebuck and Co. from February 1992 until his retirement in August 1995. He is also a director of ChoicePoint, Inc., GATX Corporation, and Gilead Sciences, Inc.



W. James Farrell (Age 57)
Director since 1999

Chairman since May 1996 and Chief Executive Officer since September 1995 of Illinois Tool Works Inc., a manufacturer of engineering and industrial components. Mr. Farrell served as President of Illinois Tool Works from September 1994 to May 1996 and as Executive Vice President from 1983 to 1994. He is also a director of Sears, Roebuck and Co. and the Quaker Oats Company.



Ronald T. LeMay (Age 54)
Director since 1999

President and Chief Operating Officer since October 1997 of Sprint Corporation, a global communications company. Mr. LeMay was Chairman, President and Chief Executive Officer of Waste Management, Inc., a provider of waste management services, from July 1997 to October 1997. Previously, Mr. LeMay was President and Chief Operating Officer of Sprint from February 1996 to July 1997 and Vice Chairman from April 1995 to February 1996. He was Chief Executive Officer of Sprint Spectrum L.P. from March 1995 to September 1996, and President of Sprint's Long Distance Division from October 1989 to March 1995. Mr. LeMay is also as a director of Ceridian Corporation, Imation Corporation, Sprint Corporation, Yellow Corporation, and Utilicorp.



Edward M. Liddy (Age 54)
Director since 1999

Chairman, President and Chief Executive Officer of Allstate since January 1999. Mr. Liddy served as President and Chief Operating Officer of Allstate from January 1995 until 1999. Before joining Allstate, Mr. Liddy was Senior Vice President and Chief Financial Officer of Sears, Roebuck and Co. He is also a director of The Kroger Co.



Michael A. Miles (Age 60)
Director since 1993

Special Limited Partner since 1995 of Forstmann Little & Co., an investment banking company. He is also a director of Dell Computer Corporation, The Interpublic Group of Companies, Inc., Morgan Stanley Dean Witter & Co., Sears, Roebuck and Co., and Time Warner Inc.



H. John Riley, Jr. (Age 59)
Director since 1998

Chairman, President and Chief Executive Officer since April 1996 of Cooper Industries Inc., a diversified manufacturer of electrical products and tools and hardware. Mr. Riley had served as President and Chief Executive Officer of Cooper since 1995 and as President and Chief Operating Officer from 1992 to 1995. He is also a director of Baker Hughes Inc.



Joshua I. Smith (Age 58)
Director since 1997

Chairman and Chief Executive Officer since 1978 of The MAXIMA Corporation, a provider of technology systems support services. In June 1998, The MAXIMA Corporation filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Reform Act of 1978 in the United States Bankruptcy Court, District of Maryland. Mr. Smith is also a director of Caterpillar, Inc. and FDX Corporation.



Judith A. Sprieser (Age 46)
Director since July 1999

Executive Vice President since 1998 of Sara Lee Corporation, a global consumer packaged goods company. Ms. Sprieser served as Chief Financial Officer of Sara Lee Corporation from 1994 to 1998. Ms. Sprieser also serves as a director of The Chicago Network and USG Corporation, and is a trustee of Northwestern University.



Mary Alice Taylor (Age 50)

Chairman and Chief Executive Officer of HomeGrocer.com since September 1999, an internet e-commerce company. Ms. Taylor was Corporate Executive Vice President of Citigroup, Inc. from January 1997 until September 1999. Previously, Ms. Taylor was Senior Vice President of Federal Express Corporation from June 1980 until December 1996. Ms. Taylor also serves as a director of Autodesk, Inc. and Dell Computer Corporation. Ms. Taylor had previously served as a director of Allstate from March 1996 until October 1998 when, because of her position at Citigroup, Inc. and its merger with The Traveler's Group in 1998, she resigned from the Allstate board.

Meetings of the Board and Board Committees

The Board held 8 meetings during 1999. Each incumbent director attended at least 75% of the Board meetings and meetings of committees of which he or she was a member. The following table identifies the members of each committee of the Board and states the number of meetings held by each such committee during 1999. A summary of each committee's functions and responsibilities follows the table.

Director	Audit	Compensation and Succession	Nominating and Governance
F. Duane Ackerman		✓	
James G. Andress	✓	✓	
Warren L. Batts		✓*	✓
Edward A. Brennan		✓	✓*
James M. Denny	✓		✓
W. James Farrell		✓	
Ronald T. LeMay	✓	✓	
Michael A. Miles	✓*		✓
H. John Riley, Jr.		✓	✓
Joshua I. Smith	✓		✓
Judith A. Sprieser	✓		
Number of Meetings in 1999	4	6	2
* Committee Chair			

Audit Committee Functions:

- Review Allstate's annual financial statements, annual report on Form 10-K and annual report to stockholders
- Review recommendations by the internal auditors and the independent auditors on accounting matters and internal controls
- Advise the Board on the scope of audits
- Review reports by the internal auditors on management's compliance with law and with Allstate's policies on ethics and business conduct
- Confer with the General Counsel on the status of potentially material legal matters affecting Allstate's financial statements
- Advise the Board on the appointment of independent auditors
- May conduct independent inquiries

Compensation and Succession Committee Functions:

- Recommend nominees for certain officer positions
- Administer Allstate's executive compensation, stock option and benefit plans
- Advise the Board on the proxy statement and form of proxy for the annual meeting
- Annual review of management organization and succession plans for the senior officers of each significant operating subsidiary

Nominating and Governance Committee Functions:

- Recommend nominees for election to the Board and its committees
- Recommend nominees for election as Chairman and Chief Executive Officer
- Determine the criteria for the assessment of the performance of the Board and administer non-employee director compensation
- Conduct periodic reviews of the performance of the Chairman and Chief Executive Officer
- Advise the Board on the proxy statement and form of proxy for the annual meeting
- Advise the Board on the establishment of guidelines on corporate governance
- Advise the Board on policies and practices on stockholder voting

Compensation Committee Interlocks and Insider Participation

During 1999, the Compensation and Succession Committee consisted of Warren L. Batts, Chairman, F. Duane Ackerman, James G. Andress, Edward A. Brennan, W. James Farrell, Ronald T. LeMay and H. John Riley, Jr. Mr. Ackerman was elected to the committee on November 3, 1999. None is a current or former officer of Allstate or any of its subsidiaries. There were no committee interlocks with other companies in 1999 within the meaning of the Securities and Exchange Commission's proxy rules.

Directors' Compensation and Benefits

The following table lists the compensation and benefits provided in 1999 to directors who are not employees of Allstate or its affiliates (''non-employee directors''):

Non-Employee Directors' Compensation and Benefits

	Cash Compensation	Equity Compensation	
	Annual Retainer Fee(a)	Grant of Allstate Shares(b)	Stock Option for Allstate Shares(c)
Board Membership	$25,000	1,000 shares	3,000 shares
Committee Chairperson:			
Audit, Compensation and Succession, Nominating and Goverance Committees	$ 5,000		
Committee Members:			
Audit, Compensation and Succession, Nominating and Goverance Committees	–0–		

(a) Under Allstate's Deferred Compensation Plan for Directors, directors may elect to defer directors' fees to an account which generates earnings based on:
1. The market value of and dividends on Allstate's common shares (''common share equivalents'')
2. The average interest rate payable on 90-day dealer commercial paper
3. Standard & Poor's 500 Composite Stock Price Index (with dividends reinvested)
4. A money market fund

No director has voting or investment powers in common share equivalents, which are payable solely in cash. Subject to certain restrictions, amounts deferred under the plan (together with earnings thereon) may be transferred between accounts and are distributed in a lump sum or over a period not in excess of ten years.

(b) Granted each December 1st under the Equity Incentive Plan for Non-Employee Directors (the ''Equity Plan'') and subject to restrictions on transfer until the earliest of six months after grant, death or disability or termination of service. Grants are accompanied by a cash payment to offset the increase in the director's federal, state and local tax liabilities (assuming the maximum prevailing individual tax rates) resulting from the grant of shares. Directors who are elected to the board between annual shareholder meetings are granted a pro-rated number of Allstate shares on June 1st following the date of the director's initial election.

(c) Granted each June 1st at exercise prices equal to 100% of value on the date of grant. Directors who are elected to the board between annual shareholder meetings are granted an option for a pro-rated number of shares on the date of their election at an exercise price equal to 100% of value on the date of their election. The options become exercisable in three equal annual installments, expire ten years after grant, and have a ''reload'' feature. The reload feature permits payment of the exercise price by tendering Allstate common stock, which in turn gives the option holder the right to purchase the same number of shares tendered at a price equal to the fair market value on the exercise date. The options permit the option holder to exchange shares owned or have option shares withheld to satisfy all or part of the exercise price. The vested portion of options may be transferred to any immediate family member, to a trust for the benefit of the director or immediate family members, or to a family limited partnership.

Security Ownership of Directors and Executive Officers

The following table sets forth certain information as to shares of Allstate common stock beneficially owned by each director and nominee, each executive officer named in the Summary Compensation Table, and by all executive officers and directors of Allstate as a group. Shares reported include shares held as nontransferable restricted shares awarded under Allstate's employee benefit plans, subject to forfeiture under certain circumstances, and shares subject to stock options exercisable on or prior to April 1, 2000. The percentage of Allstate shares beneficially owned by any Allstate director or nominee or by all directors and officers of Allstate as a group does not exceed 1%. Unless indicated otherwise in the footnotes below, all shares are directly owned as of January 31, 2000.

Name	Amount and Nature of Beneficial Ownership of Allstate Shares (a)
F. Duane Ackerman	11,029
James G. Andress	11,660
Warren L. Batts	24,350
Edward A. Brennan	282,152(b)
James M. Denny	140,596(c)
W. James Farrell	1,000
Ronald T. LeMay	1,750(d)
Edward M. Liddy	1,160,374(e)
Michael A. Miles	28,498
H. John Riley, Jr.	13,834(f)
Joshua I. Smith	7,250(g)
Judith A. Sprieser	560
Mary Alice Taylor	4,267
Robert W. Gary	476,403(h)
Louis G. Lower, II	313,489(i)
Casey J. Sylla	196,860(j)
Thomas J. Wilson, II	371,739(k)
All directors and officers as a group	4,522,045(l)

(a) Each of the totals for Messrs. Andress, Batts, Brennan, Denny and Miles includes 6,000 Allstate shares subject to option.

(b) Does not include 36,894 shares held by Mr. Brennan's spouse. Mr. Brennan disclaims beneficial ownership of these shares.

(c) Does not include 18,000 shares held by Northcote LLC, of which Mr. Denny's spouse is a managing member. Also does not include 370 shares held in a trust of which Mr. Denny is co-trustee. Mr. Denny disclaims beneficial ownership of these shares.

(d) Includes 250 shares subject to option.

(e) Includes 973,078 shares subject to option.

(f) Includes 834 shares subject to option. Also includes 10,000 shares purchased March 14, 2000.

(g) Includes 3,750 shares subject to option.

(h) Includes 451,622 shares subject to option. Does not include 100 shares held by Mr. Gary's adult children; Mr. Gary disclaims beneficial ownership of these shares.

(i) Includes 265,290 shares subject to option.

(j) Includes 183,529 shares subject to option.

(k) Includes 356,227 shares subject to option.

(l) Includes 3,527,196 shares subject to option.

Security Ownership of Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Northern Trust Corporation 50 S. LaSalle Street Chicago, IL 60675	52,444,960(a)	6.7%
Common	Capital Research & Management Company 333 South Hope Street, 55th Floor Los Angeles, CA 90071	46,445,000(b)	5.9%

(a) As of December 31, 1999. Held by Northern Trust Corporation together with certain subsidiaries (collectively ''Northern''). Of such shares, Northern holds 2,146,695 with sole voting power; 50,194,669 with shared voting power; 3,021,312 with sole investment power; and 210,536 with shared investment power. 48,897,997 of such shares are held by The Northern Trust Company as trustee on behalf of participants in Allstate's profit sharing plan. Information is provided for reporting purposes only and should not be construed as an admission of actual beneficial ownership.

(b) As of December 31, 1999 based on Form 13G reflecting sole investment power over shares, filed by Capital Research and Management Company on February 14, 2000.

Item 2
Ratification of Appointment of Auditors

Item 2 is the ratification of the recommendation of the Audit Committee and the Board that Deloitte & Touche LLP be appointed auditors for 2000. Representatives of Deloitte & Touche LLP will be present at the meeting, will be available to respond to questions and may make a statement if they so desire.

The Board unanimously recommends that stockholders vote *for* the ratification of the appointment of Deloitte & Touche LLP as auditors for 2000 as proposed.

Item 3
Stockholder Proposal on Cumulative Voting

Mr. William E. Parker and Ms. Terri K. Parker, 544 Ygnacio Valley Road, Suite B, Walnut Creek, California 94596, registered owners of 209.7 shares of Allstate common stock as of February 15, 2000, have given notice of their intention to propose the following resolution at the Annual Meeting. The proposal, as submitted, reads as follows:

''Resolved: That the stockholders of The Allstate Corporation, assembled at the annual meeting in person and by proxy, hereby request the Board of Directors to take steps necessary to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of the votes for a single candidate, or any two or more of them as he or she may see fit.''

The following statement has been submitted in support of the resolution:

''At the 1998 Stockholders meeting of The Allstate Corporation, this proposal received more than 95,000,000 votes, and last year it received over 184,000,000 votes. This shows a strong interest by the stockholders on the issue of corporate affairs and management accountability.

We believe that the company's financial performance is directly related to its corporate governance procedures and policies.

The percentage of shares that voted in favor of the cumulative voting proposal actually declined in 1999. The number of favorable votes cited to in the proposal does not take into account the effect of the two-for-one stock split which occurred on July 1, 1998.

The Board is confident that this method will continue to work successfully for the benefit of all stockholders. The Board agrees that financial performance is driven in part by strong corporate governance standards which is why it is continuing to cooperate fully with the federal government's investigation of the 1994 Northridge, California earthquake claims handling. To date, no criminal charges have been brought against Allstate and we cannot yet determine the impact of resolving the matter. Regarding the reopening of claims, Allstate has resolved the vast majority of all Northridge claims and related litigation. The pending lawsuits relating to the use of non-original equipment manufacturer replacement parts are in various stages of development and the outcome of these disputes is currently uncertain. Lastly, Allstate has received confirmation from the Department of Labor that it does not intend to pursue the matter of alleged Fair Labor Standards Act violations at this time.

For the reasons stated above, the Board recommends a vote *against* this proposal.

Item 4
Stockholder Proposal Relating to CERES Principles

Ms. Elizabeth R. Welsh, beneficial owner of 95 shares of Allstate common stock as of December 10, 1999, (shares held through Trillium Asset Management Corporation, 711 Atlantic Avenue, Boston Massachusetts 02111-2809) has given notice of her intention to propose the following resolution at the Annual Meeting. The proposal, as submitted, reads as follows:

''ENDORSEMENT OF THE CERES PRINCIPLES
FOR PUBLIC ENVIRONMENTAL ACCOUNTABILITY

WHEREAS: Leaders of industry in the United States now acknowledge their obligation to pursue superior environmental performance and to disclose information about the performance to their investors and other stakeholders.

The integrity, utility, and comparability of environmental disclosure depend on using a common format, credible metrics, and a set of generally accepted standards. This will enable investors to assess environmental progress within and across industries.

The Coalition for Environmentally Responsible Economies (CERES)—a ten-year partnership between large investors, environmental groups, and corporations—has established what we believe is the most thorough and well-respected environmental disclosure form in the United States. CERES has also taken the lead internationally, convening major organizations together with the United Nations Environment Programme in the Global Reporting Initiative, which has produced guidelines for standardizing environmental disclosure worldwide.

Companies that endorse the CERES Principles engage with stakeholders in transparent environmental management and agree to a single set of consistent standard for environmental reporting. That standard is set by the endorsing companies together with CERES.

The CERES Principles and CERES Report have been adopted by leading firms in various industries: Arizona Public Service, Bank America, BankBoston, Baxter International, Bethlehem Steel, Coca-Cola, General Motors, Interface, ITT Industries, Northeast Utilities, Pennsylvania Power and Light, and Polaroid, and Sun company.

We believe endorsing the CERES Principles commits a company to the prudent oversight of its financial and physical resources through: 1) protection of the biosphere; 2) sustainable use of natural resources; 3) waste reduction; 4) energy conservation; 5) risk reduction; 6) safe products/services; 7) environmental restoration; 8) informing the public; 9) management commitment; 10) audits and reports. (The full text of the CERES Principles and accompanying CERES Report form are obtainable from CERES, 11 Arlington Street, Boston, Massachusetts 02116, (617) 247-0700/ *www.ceres.org.*)

Executive Compensation

The following Summary Compensation Table sets forth information on compensation earned in 1997, 1998 and 1999 by Mr. Liddy (Allstate's Chief Executive Officer since January 1, 1999) and by each of Allstate's four most highly compensated executive officers (with Mr. Liddy, the ''named executives'').

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)(1)**	**Other Annual Compensation ($)(2)**	**Restricted Stock Award(s) ($)(3)**	**Securities Underlying Options/SARs (#)(4)**	**LTIP Payouts ($)(5)**	**All Other Compensation ($)(6)**
Edward M. Liddy	1999	890,000	538,873	13,218	–0–	400,000	2,468,250	7,292
(Chairman, President and	1998	762,143	1,714,823	11,552	–0–	225,000	–0–	8,626
Chief Executive Officer)	1997	709,167	1,595,625	306,765	849,912	177,952	1,027,032	8,626
Robert W. Gary	1999	518,100	219,896	19,168	–0-	105,000	1,222,004	7,124
(President of Personal	1998	459,333	602,874	12,973	–0–	67,824	–0–	8,684
Property and Casualty)	1997	414,667	544,251	13,270	315,053	52,762	512,204	8,684
Louis G. Lower, II	1999	458,700	409,213	94,044	–0–	50,000	1,204,088	7,081
(Chairman, Allstate	1998	458,700	505,999	25,064	–0–	55,417	–0–	8,694
Life and Savings)	1997	453,225	500,000	22,933	280,589	51,828	570,068	8,694
Casey J. Sylla	1999	409,200	494,632	3,688	–0–	137,662	811,230	7,142
(Chief Investment	1998	386,000	362,913	3,742	–0–	35,511	–0–	8,569
Officer of Allstate	1997	364,000	636,618	3,106	239,510	36,384	373,013	8,000
Insurance Company)								
Thomas J. Wilson, II	1999	458,700	409,213	79,589	–0–	165,340	930,864	6,998
(President, Allstate	1998	405,100	510,001	2,393	–0–	53,850	–0–	8,646
Life and Savings)	1997	383,333	468,375	634	301,776	38,934	384,738	8,646

(1) Payments under Allstate's Annual Executive Incentive Compensation Plan and Allstate's Annual Covered Employee Incentive Compensation Plan, received in the year following performance.

(2) The amount attributed to Mr. Liddy in 1997 represents principally income tax benefit rights payments under stock options granted to Mr. Liddy by Sears, Roebuck and Co. and assumed by Allstate when it was spun off from Sears in June 1995. The amount reflected for Mr. Lower in 1999 includes $40,691 representing amounts paid for business related spousal travel expenses. Similarly, the amount attributed to Mr. Wilson in 1999 includes $35,868 paid for business related spousal travel expenses. The remainder of the amounts for each of the named executives represent tax gross-up payments attributable to income taxes payable on certain travel benefits, tax return preparation fees and financial planning.

(3) The 1997 awards of restricted stock became unrestricted on or before April 1, 1998.

(4) The 1999 awards are set forth below in detail in the table titled ''Option/SAR Grants in 1999.'' The number of shares listed for the 1997 awards were adjusted for the 2-for-1 stock split in July 1998.

(5) Payments under Allstate's Long-Term Executive Incentive Compensation Plan, received in year following performance cycle.

(6) Each of the named executives participated in group term life insurance and in Allstate's profit sharing plan, a qualified defined contribution plan sponsored by Allstate. The amounts shown represent the premiums paid for the group term life insurance by Allstate on behalf of each named executive officer and the value of the allocations to each named executive's account derived from employer matching contributions to the profit sharing plan.

Option/SAR Grants in 1999

The following table is a summary of all Allstate stock options granted to the named executives during 1999. Individual grants are listed separately for each named executive. In addition, this table shows the potential gain that could be realized if the fair market value of Allstate's common shares were not to appreciate, or were to appreciate at either a five or ten percent annual rate over the period of the option term:

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term		
	Number of Securities Underlying Options/SARs Granted(1)	% of Total Options/SARs Granted to All Employees in 1999	Exercise or Base Price ($/SH)	Expiration Date	0%	5%($)	10%($)
Edward M. Liddy	400,000	5.39	35.00	8/12/09	–0–	$8,804,525	$22,312,394
Robert W. Gary	55,000	.74	39.19	1/4/09	–0–	$1,355,551	$ 3,435,232
	50,000	.67	35.00	8/12/09	–0–	$1,100,566	$ 2,789,049
Louis G. Lower, II	50,000	.67	35.00	8/12/09	–0–	$1,100,566	$ 2,789,049
Casey J. Sylla	40,000	.54	39.19	1/4/09	–0–	$ 985,855	$ 2,498,351
	6,642(2)	.09	37.91	7/26/05	–0–	$ 92,516	$ 212,218
	91,020	1.23	35.00	8/12/09	–0–	$2,003,470	$ 5,077,185
Thomas J. Wilson, II	50,000	.67	39.19	1/4/09	–0–	$1,232,319	$ 3,122,938
	115,340	1.55	35.00	8/12/09	–0–	$2,538,785	$ 6,433,779

(1) These options are exercisable in three or four equal annual installments, were granted with an exercise price equal to or higher than the fair market value of Allstate's common shares on the date of grant, expire ten years from the date of grant, and include tax withholding rights and a ''reload'' feature. Tax withholding rights permit the option holder to elect to have shares withheld to satisfy federal, state and local tax withholding requirements. The reload feature permits payment of the exercise price by tendering Allstate common stock, which in turn gives the option holder the right to purchase the same number of shares tendered, at a price equal to the fair market value on the exercise date. The options permit the option holder to exchange shares owned or to have option shares withheld to satisfy all or part of the exercise price. The vested portions of all the options may be transferred to any immediate family member, to a trust for the benefit of the executive or immediate family members or to a family limited partnership.

(2) Options granted to replace shares tendered in exercise of options under the reload feature.

Option Exercises in 1999 and Option Values on December 31, 1999

The following table shows Allstate stock options that were exercised during 1999 and the number of shares and the value of grants outstanding as of December 31, 1999 for each named executive:

			Number of Securities Underlying Unexercised Options/SARs at 12/31/99(#)		Value of Unexercised In-The-Money Options/SARs at 12/31/99($)(1)	
	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Edward M. Liddy	-0-	-0-	961,412	628,066	8,638,811	-0-
Robert W. Gary	-0-	-0-	451,622	-0-	1,946,201	-0-
Louis G. Lower, II	-0-	-0-	264,284	108,195	1,784,094	-0-
Casey J. Sylla	16,575	376,523	171,315	176,423	1,033,190	-0-
Thomas J. Wilson, II	-0-	-0-	343,727	218,705	3,097,636	-0-

(1) Value is based on the closing price of Company common stock ($24.00) on December 31, 1999, minus the exercise price.

Long-Term Executive Incentive Compensation Plans

LONG-TERM INCENTIVE PLANS — AWARDS IN LAST FISCAL YEAR

Name	Number of Shares, Units or Other Rights($)(a)	Performance or Other Period Until Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans($)(b)		
			Threshold	Target	Maximum(c)
Edward M. Liddy	2,759,000	1/1/99-12/31/01	689,750	2,759,000	7,242,375
Robert W. Gary	518,100	1/1/99-12/31/01	129,525	518,100	1,360,013
Louis G. Lower, II	458,700	1/1/99-12/31/01	114,675	458,700	1,204,088
Casey J. Sylla	327,360	1/1/99-12/31/01	81,840	327,360	859,320
Thomas J. Wilson, II	458,700	1/1/99-12/31/01	114,675	458,700	1,204,088

(a) Awards represent potential cash incentive to be paid upon achievement of threshold, target or maximum performance objectives.

(b) Target awards are set for participants at the beginning of each cycle based on a percentage of aggregate salary during the cycle. Actual awards are based on each participant's actual salary earned during the cycle. In years in which performance cycles overlap, 50% of the participants' salaries are applied to each cycle. If threshold level performance (80% of goal) were achieved, the awards would be 25% of the participant's target award. If maximum level of performance (125% of goal) or greater were achieved, the award would be 263% of the participant's target award. The performance goal for the 1999-2001 cycle is based solely on return on average equity which is subject to adjustment, in specific calibrations, depending on the relative performance of the Company with respect to its operating earnings per share growth as compared with the performance of an identified peer group, the S&P Property & Casualty Index, with respect to such goal.

(c) Up to $3.5 million of any individual award opportunity may be paid from The Allstate Corporation Long-Term Executive Incentive Compensation Plan. The remainder, if any, will be paid under an arrangement subject to Board approval.

Pension Plans

The following table indicates the estimated total annual benefits payable to the named executives upon retirement under the specified compensation and years of service classifications, pursuant to the combined current benefit formulas of the Allstate Retirement Plan and the unfunded Supplemental Retirement Income Plan. The Supplemental Retirement Income Plan will pay the portion of the benefits shown below which exceeds Internal Revenue Code limits or is based on compensation in excess of Internal Revenue Code limits. Benefits are computed on the basis of a participant's years of credited service (generally limited to 28) and average annual compensation over the participant's highest five successive calendar years of earnings out of the ten years immediately preceding retirement. Only annual salary and annual bonus amounts as reflected in the Summary Compensation Table are considered annual compensation in determining retirement benefits.

Annual retirement benefits are generally payable monthly and benefits accrued from January 1, 1978 through December 31, 1988 are reduced by a portion of a participant's estimated social security benefits. Effective January 1, 1989 the retirement benefit calculation was integrated with the employees' social security wage base. Benefits shown below are based on retirement at age 65 and selection of a straight life annuity.

As of December 31, 1999, Messrs. Liddy and Wilson had 12 and 7 years, respectively, of combined Allstate/Sears service and Messrs. Gary, Lower and Sylla had 38, 23 and 4 years of service, respectively, with Allstate. As a result of their prior Sears service, a portion of Mr. Liddy's and Mr. Wilson's retirement benefits will be paid from the Sears Plan. Allstate has agreed to provide Mr. Liddy with enhanced pension benefits when he reaches 60. The enhanced benefit will be calculated based on the existing pension formula assuming an additional five years of age and five years of service. This enhancement will be phased out at a rate of 20% a year.

	Years of Service				
Remuneration	15	20	25	30	35
$1,000,000	$ 327,000	$ 436,000	$ 545,000	$ 610,000	$ 610,000
$1,500,000	$ 492,000	$ 656,000	$ 820,000	$ 918,000	$ 918,000
$2,000,000	$ 657,000	$ 876,000	$1,095,000	$1,226,000	$1,226,000
$2,500,000	$ 822,000	$1,096,000	$1,370,000	$1,534,000	$1,534,000
$3,000,000	$ 987,000	$1,316,000	$1,645,000	$1,842,000	$1,842,000
$3,500,000	$1,152,000	$1,536,000	$1,920,000	$2,150,000	$2,150,000
$4,000,000	$1,317,000	$1,756,000	$2,195,000	$2,458,000	$2,458,000

Termination of Employment and Change-in-Control Arrangements

Mr. Gary

In November 1999, Allstate agreed to accept Mr. Gary's request to retire effective as of December 31, 1999. In recognition of Mr. Gary's 38 years of dedicated service, Allstate agreed to accelerate the vesting of Mr. Gary's outstanding options. Allstate also agreed to pay Mr. Gary an amount equal to one year's salary in consideration for Mr. Gary's commitment not to enter into an employment or consulting arrangement with an Allstate competitor for a one-year period following his departure from Allstate.

Mr. Lower

In January 2000, Mr. Lower announced his intention to retire. In recognition of his many years of service, Allstate agreed to accelerate the vesting of Mr. Lower's outstanding options and agreed to pay Mr. Lower an enhanced retirement benefit based on 3 years and 5 months of additional age and service credit.

Mr. Sylla

In July 1995, Allstate agreed to provide Mr. Sylla or his beneficiary a basic retirement or death benefit if his employment is terminated within 5 years of July 26, 1995 (Mr. Sylla's date of hire) for any reason other than termination pursuant to Allstate's written policy. The amount of the benefit would be calculated under the Allstate retirement plan, assuming Mr. Sylla had 5 years of service under the plan, and would be reduced by Mr. Sylla's actual years of service. The agreement terminates no later than July 26, 2000.

Change in Control Arrangements

In 1999, the Board approved agreements with the named executives that provide for severance and other benefits upon a ''change of control'' involving Allstate. In general, a change of control is one or more of the following events: 1) any person acquires more than 20% of Allstate common stock; 2) certain changes are made to the composition of the Board; or 3) certain transactions occur that result in Allstate stockholders owning 70% or less of the surviving corporation's stock.

Under these agreements, severance benefits would be payable if an executive's employment is terminated by Allstate without ''cause'' or by the executive for ''good reason'' as defined in the agreements during the three-year period following such event. Good reason includes a termination of employment by a named executive for any reason during the 13th month after a change of control. Allstate believes these agreements encourage retention of its executives and enable them to focus on managing the Company's business thereby more directly aligning management and shareholder interests in the event of a transaction.

The principal benefits include: 1) pro-rated annual incentive award and long-term incentive award (both at target) for the year of termination of employment; 2) a payment equal to three times the sum of the executive's base salary, target annual incentive award and target annualized long-term incentive award; 3) continuation of certain welfare benefits for three years; 4) an enhanced retirement benefit; and 5) reimbursement (on an after-tax basis) of any resulting excise taxes. In addition, all unvested stock options would become exercisable, all restricted stock would vest and nonqualified deferred compensation account balances would become payable.

Compensation and Succession Committee Report

Allstate's Compensation and Succession Committee, which is composed entirely of independent, non-employee directors, administers Allstate's executive compensation program. The purposes of the program are to:

- Link executives' goals with stockholders' interests
- Attract and retain talented management
- Reward annual and long-term performance

In 1996, the Committee created stock ownership goals for executives at the vice president level and above. The goals are for these executives to own, within five years, common stock worth a multiple of base salary, ranging from one times salary to up to three times salary for the Chairman, President and Chief Executive Officer. In 1997, the Committee weighted the compensation opportunities for executive officers, including each of the named executives, more heavily towards compensation payable upon the attainment of specified performance objectives and compensation in the form of Allstate common stock. In 1999, the Committee increased the target award levels for common stock awards for executive officers, including each of the named executives.

Allstate executives can receive three types of compensation, each of which is described in more detail below:

- Annual cash compensation
- Long-term cash compensation
- Long-term equity compensation

Annual Compensation

Annual cash compensation includes base salary and annual incentive awards.

Base salaries of Allstate executives are set by the Committee at a level designed to be competitive in the U.S. insurance industry. At least annually, the Committee reviews a report based on data prepared by independent compensation consultants comparing Allstate's base salary levels for its executives with base salaries paid to executives in comparable positions at other companies in the peer group of large U.S. public insurance companies. The Committee attempts to set Allstate base salaries at the median level of the peer group.

Annual incentive awards are designed to provide certain employees, including each of the named executives, with a cash award based on the achievement of annual performance objectives. These objectives are approved by the Committee prior to the end of the first quarter of the relevant year. Threshold, target and maximum benchmarks are set for each objective. Each award opportunity is based on that individual's potential contribution to the achievement of a particular objective and is stated as a specified percentage of base salary for the year. For 1999, no award was payable with respect to an objective if the threshold level of performance was not attained. In addition, no award would be payable if Allstate sustained a net loss for the year.

Annual incentive awards are paid in March of the year following the year of performance, after the Committee has certified attainment of the objectives. The Committee has the authority to adjust the amount of awards but, with respect to the chief executive officer and the other named executives, has no authority to increase any award above the amount specified for the level of performance achieved with respect to the relevant objective.

For 1999, 75% of Mr. Liddy's annual incentive cash award was based on an operating earnings per share objective. The other 25% was based on a revenue growth objective for the personal property and casualty segment and the life and savings segment.

For 1999, 50% of the annual incentive cash awards for the other named executives was based on one or more performance objectives related to their particular business units. Another 30% was based on achievement of the corporate goals for operating earnings per share and revenue growth. The remaining 20% was based on individual performance priorities.

Allstate met the threshold level of performance on the operating earnings per share objective. On average, the business units achieved slightly less than the target level of performance for their objectives. Allstate did not meet the threshold level of revenue growth for the personal property and casualty segment. However, it achieved the maximum level of revenue growth for the life and savings segment. The investment department also achieved the maximum level of performance on its objectives.

Long-Term Cash Compensation

Long-term incentive cash awards are designed to provide certain employees, including each of the named executives, with a cash award based on the achievement of a performance objective over a three-year period. The objective is established by the Committee at the beginning of the three-year cycle. Threshold, target and maximum levels of performance are established on which individual award opportunities are based, stated as a specified percentage of aggregate base salary over the period. A new cycle commences every two years. In years in which performance cycles overlap, 50% of participants' salaries are applied to each cycle. The awards will be adjusted, in specific calibrations, by up to 50%, depending on Allstate's performance as compared to the performance of a group of peer companies over the same period. The Committee must certify in writing the attainment of the objective before awards may be paid. Awards are payable in March of the year following the end of the cycle.

Long-term incentive cash awards for the 1997-1999 cycle were paid in March 2000. In this cycle the objective for all participants, including the named executives, was the achievement of a specified return on average equity. The maximum level of performance was achieved on this objective, as well as the maximum level of performance as measured against the peer group. Payments to each of the named executives for the 1997-1999 cycle are set forth under the ''LTIP Payouts'' column of the Summary Compensation Table.

The current cycle for long-term incentive cash awards covers the years 1999-2001. In this cycle the objective for all participants, including the named executives, is the achievement of a specified return on average equity. For this cycle, the Committee determined that the peer calibration should be based on growth in operating earnings per share and that the peer group of companies would be the Standard & Poor's Property & Casualty Index. This change is intended to more closely link long-term cash compensation to shareholder value.

Long-Term Equity Compensation

The Equity Incentive Plan provides for the grant of stock options and restricted or unrestricted common stock of Allstate to plan participants.

In January 1999, the Committee granted stock options to a select group of executives, including some named executives, to recognize an increase in the level of their responsibility occasioned by the transition of the Chief Executive Officer.

In August 1999, the Committee granted stock options to a number of key Allstate employees, including each of the named executives. The size of each named executive's grant was based on a specified percentage of his base salary and the Committee's assessment of his performance. All stock option grants under this plan have been made in the form of nonqualified stock options at exercise prices equal to 100% of the fair market value of Allstate common stock on the date of grant. These options are not fully-exercisable until four years or, in some cases, three years after the date of grant and expire in ten years. The vested portions of options may be transferred to immediate family members, to trusts for the benefit of the executive or immediate family members or to a family limited partnership.

Chief Executive Officer Compensation

In 1999, approximately 12% of Mr. Liddy's total compensation opportunity was base salary. The remaining 88% was variable compensation that was at risk and tied to Allstate's business results.

Mr. Liddy's previous increase in base salary was in November 1998 and reflected his being named Allstate's Chairman, President and Chief Executive Officer. In February 2000, Mr. Liddy's base salary was increased 7.9% to $960,000. This 15-month interval of increase aligns with normal review cycles for Allstate's executive officers.

For 1999, 75% of Mr. Liddy's annual cash incentive award was based upon the achievement of an operating earnings per share objective and 25% was based on the achievement of revenue growth objectives. Allstate met the threshold level of performance for the operating earnings per share objective; did not meet the threshold on the property and casualty revenue growth objective; and achieved the maximum level on the life and savings revenue growth objective. The payout was calculated accordingly.

Mr. Liddy's 1997-1999 long-term cash award was based on Allstate's achievement of the maximum return on average equity objective as well as the maximum level of performance as measured against the relevant peer group.

Stock Performance Graph

The following performance graph compares the performance of Allstate's common stock during the five-year period from December 31, 1994 through December 31, 1999 with the performance of the S&P 500 index and the S&P Property-Casualty Insurance Index. The graph plots the changes in value of an initial $100 investment over the indicated time periods, assuming all dividends are reinvested quarterly.

COMPARISON OF TOTAL RETURN
December 31, 1994 to December 31, 1999
Allstate v. Published Indices



400
350
300
250
200
150
100
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99
Allstate
S&P 500
S&P Property/Casualty

	12/31/94	12/31/95	12/31/96	12/31/97	12/31/98	12/31/99
Allstate	100.00	$176.44	$251.95	$398.16	$343.52	$220.05
S&P 500	100.00	$137.12	$168.22	$223.90	$287.35	$347.36
S&P Prop./Cas.	100.00	$134.96	$164.37	$233.92	$212.78	$154.71

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Allstate's officers, directors and persons who beneficially own more than ten percent of a registered class of Allstate's equity securities to file reports of securities ownership and changes in such ownership with the SEC.

Based solely upon a review of copies of such reports, or written representations that all such reports were timely filed, Allstate believes that each of its officers, directors and greater than ten-percent beneficial owners complied with all Section 16(a) filing requirements applicable to them during 1999.

Certain Transactions

The Northern Trust Company maintains banking relationships, including credit lines, with Allstate and various of its subsidiaries, in addition to performing services for the profit sharing plan. In 1999, revenues received by Northern Trust for cash management activities, trustee, custodian, credit lines and other services for all such entities were approximately $947,123.

Stockholder Proposal For Year 2001 Annual Meeting

Proposals which stockholders intend to be included in Allstate's proxy material for presentation at the annual meeting of stockholders in the year 2001 must be received by the Secretary of Allstate, Robert W. Pike, The Allstate Corporation, 2775 Sanders Road, Suite F8, Northbrook, Illinois 60062-6127 by November 27, 2000, and must otherwise comply with rules promulgated by the Securities and Exchange Commission in order to be eligible for inclusion in the proxy material for the 2001 annual meeting.

If a stockholder desires to bring business before the meeting which is not the subject of a proposal meeting the SEC proxy rule requirements for inclusion in the proxy statement, the stockholder must follow procedures outlined in Allstate's By-Laws in order to personally present the proposal at the meeting. A copy of these procedures is available upon request from the Secretary of Allstate. One of the procedural requirements in the By-Laws is timely notice in writing of the business the stockholder proposes to bring before the meeting. Notice of business proposed to be brought before the 2001 annual meeting must be received by the Secretary of Allstate no earlier than January 18, 2001 and no later than February 17, 2001 to be presented at the meeting. The notice must describe the business proposed to be brought before the meeting, the reasons for bringing it, any material interest of the stockholder in the business, the stockholder's name and address and the number of shares of Allstate stock beneficially owned by the stockholder. It should be noted that these By-law procedures govern proper submission of business to be put before a stockholder vote at the annual meeting.

Under Allstate's By-Laws, if a stockholder wants to nominate a person for election to the Board at Allstate's annual meeting, the stockholder must provide advance notice to Allstate. Notice of stockholder nominations for election at the 2001 annual meeting must be received by the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite F8, Northbrook, Illinois 60062-6127, no earlier than January 18, 2001 and no later than February 17, 2001. With respect to the proposed nominee, the notice must set forth the name, age, principal occupation, number of shares of Allstate stock beneficially owned and business and residence address. With respect to the stockholder proposing to make the nomination, the notice must set forth the name, address and number of shares of Allstate stock beneficially owned. A copy of these By-law provisions is available from the Secretary of Allstate upon request.

Alternatively, a stockholder may propose an individual to the Nominating and Governance Committee for its consideration as a nominee for election to the Board by writing to the office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite F-8, Northbrook, Illinois 60062-6127.

Proxy Solicitation

Officers and other employees of Allstate and its subsidiaries may solicit proxies by mail, personal interview, telephone, telex, facsimile, or electronic means. None of these individuals will receive special compensation for these services which will be performed in addition to their regular duties, and some of them may not necessarily solicit proxies. Allstate has also made arrangements with brokerage firms, banks, nominees and other fiduciaries to forward proxy solicitation materials for shares held of record by them to the beneficial owners of such shares. Allstate will reimburse them for reasonable out-of-pocket expenses. Corporate Investors' Communications, Inc., 111 Commerce Road, Carlstadt, New Jersey 07072 will assist in the distribution of proxy solicitation materials, for a fee estimated at $7,500 plus out-of-pocket expenses. Allstate will pay the cost of all proxy solicitation.

By order of the Board,



Robert W. Pike
Secretary

Dated: March 27, 2000

Appendix A

11-Year Summary of Selected Financial Data

($ in millions except per share data)	1999	1998	1997	1996
Consolidated Operating Results				
Insurance premiums and contract charges	$21,735	$20,826	$20,106	$19,702
Net investment income	4,112	3,890	3,861	3,813
Realized capital gains and losses	1,112	1,163	982	784
Total revenues	26,959	25,879	24,949	24,299
Operating income (loss)	2,082	2,573	2,429	1,600
Realized capital gains and losses, after-tax	691	694	638	510
Equity in net income of unconsolidated subsidiary	–	10	34	29
Income (loss) from continuing operations	2,720	3,294	3,105	2,075
Gain (loss) from discontinued operations, after-tax	–	–	–	–
Cumulative effect of changes in accounting principle	–	–	–	–
Net income (loss)	2,720	3,294	3,105	2,075
Earnings (loss) per share:				
Diluted:				
Income (loss) before cumulative effect of changes in accounting	3.38	3.94	3.56	2.31
Cumulative effect of changes in accounting	–	–	–	–
Net income (loss)	3.38	3.94	3.56	2.31
Basic:				
Income (loss) before cumulative effect of changes in accounting	3.40	3.96	3.58	2.33
Cumulative effect of changes in accounting	–	–	–	–
Net income (loss)	3.40	3.96	3.58	2.33
Dividends declared per share	0.60	0.54	0.48	0.43
Consolidated Financial Position				
Investments	$69,645	$66,525	$62,548	$58,329
Total assets	98,119	87,691	80,918	74,508
Reserves for claims and claims expense and life-contingent contract benefits and contractholder funds	50,610	45,615	44,874	43,789
Debt	2,851	1,746	1,696	1,386
Mandatorily redeemable preferred securities of subsidiary trusts	964	750	750	750
Shareholders' equity	16,601	17,240	15,610	13,452
Shareholders' equity per diluted share	21.05	21.00	18.28	15.14
Property-Liability Operations				
Premiums written	$20,389	$19,515	$18,789	$18,586
Premiums earned	20,112	19,307	18,604	18,366
Net investment income	1,761	1,723	1,746	1,758
Operating income (loss)	1,717	2,211	2,079	1,266
Realized capital gains and losses, after-tax	609	514	511	490
Equity in net income of unconsolidated subsidiary	–	10	34	29
Income (loss) before cumulative effect of changes in accounting	2,312	2,760	2,670	1,725
Net income (loss)	2,312	2,760	2,670	1,725
Operating ratios				
Claims and claims expense (''loss'') ratio	73.0	70.4	71.7	78.9
Expense ratio	24.4	22.8	22.3	21.6
Combined ratio	97.4	93.2	94.0	100.5
Life and Savings Operations				
Premiums and contract charges	$ 1,623	$ 1,519	$ 1,502	$ 1,336
Net investment income	2,260	2,115	2,085	2,045
Operating income	384	392	377	368
Realized capital gains and losses, after-tax	101	158	123	20
Income from continuing operations before cumulative effect of changes in accounting	485	550	497	388
Net income	485	550	497	388
Statutory premiums and deposits	8,497	5,902	4,946	5,157
Investments including Separate Accounts	48,301	41,863	37,341	33,588

*Operating income (loss) is ''Income before dividends on preferred securities and equity in net income of unconsolidated subsidiary'' excluding realized capital gains and losses, after-tax, and gain (loss) on disposition of operations, after-tax. *The supplemental operating income (loss) information presented above allows for a more complete analysis of results of operations. The net effect of gains and losses have been excluded due to their volatility between periods and because such data are often excluded when evaluating the overall financial performance of insurers. Operating income (loss) should not be considered as a substitute for any GAAP measure of performance. Our method of calculating operating income (loss) may be different from the method used by other companies and therefore comparability may be limited.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion highlights significant factors influencing the consolidated results of operations and financial position of The Allstate Corporation (the ''Company'' or ''Allstate''). It should be read in conjunction with the consolidated financial statements and related notes appearing on pages A-33 through A-72 and the 11-year summary of selected financial data on pages A-2 and A-3. Further analysis of the Company's insurance segments is provided in Property-Liability Operations (which includes the Personal Property and Casualty (''PP&C'') and Discontinued Lines and Coverages segments) and Life and Savings Operations (which represents the Life and Savings segment) beginning on pages A-5 and A-15, respectively. The segments are defined based upon the components of the Company for which financial information is used internally to evaluate segment performance and determine the allocation of resources.

1999 HIGHLIGHTS

- Announced a strategic initiative to provide customers with access to Allstate sales and service through the Internet and call centers. The intent of this initiative is to aggressively expand selling and customer service capabilities, by combining ease of access with the expertise and local presence of an Allstate agency.
- Completed the acquisition of the personal lines auto and homeowners insurance business of CNA Financial Corporation (''CNA personal lines'') and the acquisition of American Heritage Life Investment Corporation (''AHL''), which provide the Company a strong presence in the independent agency and workplace marketing distribution channels, respectively.
- Established an alliance with Putnam Investments which generated additional Life and Savings sales of $832 million during the year.
- Expanded the existing $2 billion share repurchase program by an additional $2 billion. The combined $4 billion program is expected to be completed by December 31, 2000.

Consolidated revenues

For the years ended December 31, **($ in millions)**	**1999**	**1998**	**1997**
Property-Liability insurance premiums	$20,112	$19,307	$18,604
Life and Savings premiums and contract charges	1,623	1,519	1,502
Net investment income	4,112	3,890	3,861
Realized capital gains and losses	1,112	1,163	982
Total revenues	$26,959	$25,879	$24,949

Consolidated revenues increased 4.2% in 1999 due primarily to higher Property-Liability earned premiums and revenues from acquisitions. Consolidated revenues increased 3.7% in 1998 due to higher Property-Liability earned premiums and realized capital gains.

Consolidated net income

For the years ended December 31, **($ in millions except per share data)**	**1999**	**1998**	**1997**
Net income	$2,720	$3,294	$3,105
Net income per share (Basic)	3.40	3.96	3.58
Net income per share (Diluted)	3.38	3.94	3.56
Cash dividends declared per share	.60	.54	.48
Realized capital gains and losses, net of tax	691	694	638
Restructuring and acquisition related charges, net of tax	116	–	–

1999 over 1998

Net income decreased 17.4% due primarily to decreased operating results including the impact of restructuring charges and the affect of acquisitions. Net income per diluted share decreased 14.2% in 1999 as the decline in net income was partially offset by the effects of share repurchases.

1998 over 1997

Net income for 1998 increased 6.1% as a result of increased operating results and realized capital gains. Net income per diluted share increased 10.7% due to increased net income and the positive impacts of share repurchases.

PROPERTY-LIABILITY 1999 HIGHLIGHTS

- Property-Liability premiums written increased 4.5% in 1999, as a result of the acquisition of CNA personal lines business and increases in policies in force.
- Property-Liability underwriting income decreased to $527 million compared to $1.30 billion in 1998, as earned premium growth was offset by unfavorable loss costs, restructuring and acquisition related charges and increased operating expenses.
- Completed the acquisition of CNA personal lines.
- Announced a series of strategic initiatives to expand selling and service capabilities to customers.
- Commenced a restructuring plan to reduce expenses and to finance strategic initiatives.
- Commenced a reorganization of the multiple employee agency programs to a single exclusive agency independent contractor program.

PROPERTY-LIABILITY OPERATIONS

Overview The Company's Property-Liability operations consist of two business segments: PP&C and Discontinued Lines and Coverages. PP&C is principally engaged in the sale of property and casualty insurance, primarily private passenger auto and homeowners insurance to individuals in the United States, and to a lesser extent, other countries. Discontinued Lines and Coverages represents business no longer written by Allstate, and includes the results from environmental, asbestos and other mass tort exposures and other commercial lines of business in run-off. This segment also included mortgage pool insurance business, which the Company exited in 1999. Such groupings of financial information are consistent with that used internally for evaluating segment performance and determining the allocation of resources.

Underwriting results for each segment are discussed separately beginning on page A-6. Summarized financial data and key operating ratios for Allstate's Property-Liability operations for the years ended December 31, are presented in the following table.

($ in millions except ratios)	**1999**	**1998**	**1997**
Premiums written	$20,389	$19,515	$18,789
Premiums earned	$20,112	$19,307	$18,604
Claims and claims expense	14,679	13,601	13,336
Operating costs and expenses	4,833	4,402	4,145
Restructuring charges	73	–	–
Underwriting income	527	1,304	1,123
Net investment income	1,761	1,723	1,746
Realized capital gains and losses, after-tax	609	514	511
Gain (loss) on disposition of operations, after-tax	(14)	25	46
Income tax expense on operations	571	816	790
Income before equity in net income of unconsolidated subsidiary	2,312	2,750	2,636
Equity in net income of unconsolidated subsidiary	–	10	34
Net income	$ 2,312	$ 2,760	$ 2,670
Catastrophe losses	$ 816	$ 780	$ 365
Operating ratios			
Claims and claims expense (''loss'') ratio	73.0	70.4	71.7
Expense ratio	24.4	22.8	22.3
Combined ratio	97.4	93.2	94.0
Effect of catastrophe losses on combined ratio	4.1	4.0	2.0
Effect of restructuring and acquisition related charges on combined ratio	0.7	–	–

PERSONAL PROPERTY AND CASUALTY (''PP&C'') SEGMENT

In 1999, the Company announced a series of strategic initiatives to aggressively expand selling and service capabilities to its customers. These initiatives include creating a platform that will provide consumers with sales and service capabilities through the Internet and call centers, as well as through locally established Allstate agencies. Other initiatives include the introduction of new competitive pricing and underwriting techniques, new agency and claim technology and enhanced marketing and advertising. The Company believes successful implementation of the initiatives will result in selling and customer service advantages in an increasingly competitive marketplace.

Summarized financial data and key operating ratios for Allstate's PP&C segment for the years ended December 31, are presented in the following table.

($ in millions except ratios)	1999	1998	1997
Premiums written	$20,381	$19,516	$18,787
Premiums earned	$20,103	$19,307	$18,600
Claims and claims expense	14,642	13,572	13,333
Other costs and expenses	4,812	4,380	4,126
Restructuring charges	73	–	–
Underwriting income	$ 576	$ 1,355	$ 1,141
Catastrophe losses	$ 816	$ 780	$ 365
Operating ratios			
Claims and claims expense (''loss'') ratio	72.8	70.3	71.7
Expense ratio	24.3	22.7	22.2
Combined ratio	97.1	93.0	93.9
Effect of catastrophe losses on combined ratio	4.1	4.0	2.0

PP&C premiums PP&C sells primarily private passenger auto and homeowners insurance to individuals through the exclusive Allstate agency channel, and in 1999 with the acquisition of CNA personal lines, an expanded independent agency channel. The Company has historically separated the voluntary personal auto insurance business into two categories for underwriting purposes: the standard market and the non-standard market. Generally, standard auto customers are expected to have lower risks of loss than non-standard customers. The Company distinguishes between these risk categories using factors unique to each customer such as the driving records of the various drivers on the policy, the existence of prior insurance coverage, the type of car owned or the customer's financial stability. The Company is implementing a refined pricing program that uses its underwriting experience for these factors to price auto coverage for each customer using a unique tier-based pricing model. Tier-based pricing allows a much broader range of premiums to be offered to customers within the two existing categories of risks. As a result, management believes that tier-based pricing will allow the Company to compete more effectively and operate more profitably. The Company's ability to implement these strategies is generally subject to regulatory approval. Currently, management expects to implement these strategies in approximately 15 states during 2000 and the remaining states in 2001, or as the strategy receives regulatory approval in each state. The Company's underwriting strategy for homeowners is to target customers whose risk of loss provides the best opportunity for profitable growth. This includes managing exposure on policies in areas where the potential loss from catastrophes exceeds acceptable levels.

The Company's marketing strategy is to provide sales and service to new and existing customers in the distribution channel of their choice. With the implementation of its strategic initiatives, the Company will provide products in four major channels of distribution. Customers will be able to access Allstate products through exclusive agencies, call centers and the Internet, which will provide consistent pricing and enhanced customer service. CNA personal lines and Deerbrook Insurance Company products will be accessible through independent agencies. Management expects the execution of this strategy, in conjunction with the execution of new underwriting and pricing strategies, to improve the opportunity for profitable growth.

Standard auto premiums written increased 2.8% in 1999, to $11.44 billion, from $11.13 billion in 1998, due primarily to the acquisition of CNA personal lines during the fourth quarter of 1999 and a 1.9% increase in the

DISCONTINUED LINES AND COVERAGES SEGMENT

Summarized underwriting results for the years ended December 31, for the Discontinued Lines and Coverages segment are presented in the following table.

($ in millions)	1999	1998	1997
Total underwriting loss	$49	$51	$18

Discontinued Lines and Coverages consists of business no longer written by Allstate, including results from environmental, asbestos and other mass tort exposures and other commercial business in run-off. This segment also included mortgage pool insurance business, which the Company exited in 1999.

During 1999, the Company strengthened its net asbestos reserves by $346 million, which was partially offset by the reduction of net reserves for environmental and other losses of $155 million and the release of a reserve held as a provision for future losses on the run-off of the mortgage pool business of $114 million. The strengthening of net asbestos reserves and the release of net environmental and other reserves was primarily the result of the Company's annual assessment of these liabilities completed during the third quarter of the year. The release of the provision for future losses on the mortgage pool business was the result of a recapture, by The PMI Group, Inc., of the reinsured business and all related assets and future liabilities of the mortgage pool business.

PROPERTY-LIABILITY NET INVESTMENT INCOME AND REALIZED CAPITAL GAINS

Pretax net investment income Net investment income increased in 1999 after decreasing in 1998 as compared to 1997. In 1999, positive cash flows from operations, assets acquired with the CNA personal lines business and increases in income from partnership interests, were partially offset by dividends paid to The Allstate Corporation and lower investment yields. Despite recent increases in interest rates, current investment yields are still lower than average portfolio yields, therefore funds from called or maturing investments were generally reinvested at lower yields resulting in reduced investment income. If interest rates continue to rise, this trend may reverse over time. The decrease in 1998 was primarily due to higher investment balances being offset by the impact of lower investment yields.

Realized capital gains and losses after-tax Realized capital gains and losses, after-tax were $609 million in 1999 compared to $514 million in 1998 and $511 million in 1997. Increased realized gains in 1999 were largely the result of the timing of sales decisions reflecting management's decision on positioning the portfolio, as well as assessments of individual securities and overall market conditions. Realized gains in 1998 were impacted by gains on the sale of a majority of the Company's real estate property portfolio, partially offset by a decrease in gains on the sales of securities due to less favorable market conditions.

Investment Outlook

- Investment income growth for the Property-Liability operations will continue to be adversely impacted by dividends paid to The Allstate Corporation and lower yields as funds from called or maturing investments are reinvested at lower yields.

PROPERTY-LIABILITY CLAIMS AND CLAIMS EXPENSE RESERVES

Underwriting results of the Company's two Property-Liability segments are significantly influenced by estimates of property-liability claims and claims expense reserves (see Note 7 to the consolidated financial statements). These reserves are an accumulation of the estimated amounts necessary to settle all outstanding claims, including claims which are incurred but not reported (''IBNR''), as of the reporting date. These reserve estimates are based on known facts and circumstances, internal factors including Allstate's experience with similar cases, historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims and product mix. In addition, the reserve estimates are also influenced by external factors including court decisions, economic conditions and public attitudes. The Company, in the normal course of business, may also supplement its claims processes by utilizing third party adjusters, appraisers, engineers, inspectors, other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims. The effects of inflation are implicitly considered in the reserving process.

The establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain process. Allstate regularly updates its reserve estimates as new facts become known and further events occur which may impact the resolution of unsettled claims. Changes in prior year reserve estimates, which may be material, are reflected in the results of operations in the period such changes are determined to be necessary.

Changes in Allstate's estimate of prior year net loss reserves at December 31 are summarized in the following table.

($ in millions)	1999	1998	1997
Reserve re-estimates due to:			
Environmental and asbestos claims	$ 254	$ 100	$ –
All other property-liability claims	(841)	(800)	(677)
Pretax reserve decrease	$(587)	$(700)	$(677)

Favorable calendar year reserve development in 1999, 1998 and 1997 was the result of favorable injury severity trends, as compared to the Company's anticipated trends, in each of the three years. In 1999 and 1998, this favorable development more than offset adverse developments in environmental, asbestos and other mass tort reserves. The favorable injury severity trend during this three-year period was largely due to moderate medical cost inflation mitigated by the Company's loss control programs. The impacts of the moderate medical cost inflation trend have developed over time as actual claim settlements validate the effect of the rate of inflation. While the claim settlement process changes are believed to have contributed to favorable severity trends on closed claims, these changes introduce a greater degree of variability in reserve estimates for the remaining outstanding claims at December 31, 1999. Future reserve development releases, if any, are expected to be adversely impacted by anticipated increases in medical cost inflation rates.

Allstate's exposure to environmental, asbestos and other mass tort claims stem principally from excess and surplus business written from 1972 through 1985, including substantial excess and surplus general liability coverages on Fortune 500 companies and reinsurance coverage written during the 1960s through the 1980s, including reinsurance on primary insurance written on large United States companies. Other mass tort exposures primarily relate to product liability claims, such as those for medical devices and other products, and general liabilities.

In 1986, the general liability policy form used by Allstate and others in the property-liability industry was amended to introduce an ''absolute pollution exclusion'', which excluded coverage for environmental damage claims and added an asbestos exclusion. Most general liability policies issued prior to 1987 contain annual aggregate limits for product liability coverage, and policies issued after 1986 also have an annual aggregate limit on all coverages. Allstate's experience to date is that these policy form changes have effectively limited its exposure to environmental and asbestos claim risks.

Establishing net loss reserves for environmental, asbestos and other mass tort claims is subject to uncertainties that are greater than those presented by other types of claims. Among the complications are lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure, unresolved legal issues regarding policy coverage, availability of reinsurance and the extent and timing of any such contractual liability. The legal issues concerning the interpretation of various insurance policy provisions and whether those losses are, or were ever intended to be covered, are complex. Courts have reached different and sometimes inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insured obligation to defend; how policy limits are determined; how policy exclusions are applied and interpreted; and whether clean-up costs represent insured property damage. Management believes these issues are not likely to be resolved in the near future.

The table below summarizes reserves and claim activity for environmental and asbestos claims before (Gross) and after (Net) the effects of reinsurance for the past three years.

($ in millions)	1999 Gross	1999 Net	1998 Gross	1998 Net	1997 Gross	1997 Net
ENVIRONMENTAL CLAIMS						
Beginning reserves	$ 840	$641	$885	$685	$ 947	$722
Incurred claims and claims expense	(109)	(96)	21	–	–	–
Claims and claims expense paid	(66)	(39)	(66)	(44)	(62)	(37)
Ending reserves	$ 665	$506	$840	$641	$ 885	$685
Survival ratio – environmental claims	10.1	13.0	12.7	14.6	14.3	18.5
ASBESTOS CLAIMS						
Beginning reserves	$ 686	$459	$605	$417	$ 774	$510
Incurred claims and claims expense	447	350	225	100	–	–
Claims and claims expense paid	(86)	(51)	(144)	(58)	(169)	(93)
Ending reserves	$1,047	$758	$686	$459	$ 605	$417
Survival ratio – asbestos claims	12.2	14.9	4.8	7.9	3.6	4.5
Survival ratio – environmental and asbestos combined	11.3	14.0	7.3	10.8	6.5	8.5

The survival ratio is calculated by taking the Company's ending reserves divided by payments made during the year. The survival ratio, however, is an extremely simplistic approach to measuring the adequacy of environmental and asbestos reserve levels. Many factors, such as mix of business, level of coverage provided and settlement procedures have significant impacts on the amount of environmental and asbestos claims and claims expense reserves, ultimate payments thereof and the resultant ratio. As payments result in corresponding reserve reductions, survival ratios can be expected to vary over time. In 1999, the environmental survival ratio decreased due to reduced reserve levels. In 1999 and 1998, the asbestos survival ratio increased due to increased reserve levels and a decline in payments.

Pending, new, total closed and closed without payment claims for environmental and asbestos exposures for the years ended December 31, are summarized in the following table.

Number of Claims	1999	1998	1997
Pending, beginning of year	16,027	15,965	16,075
New	2,991	2,032	1,728
Total closed	(3,154)	(1,970)	(1,838)
Pending, end of year	15,864	16,027	15,965
Closed without payment	2,357	1,460	1,311

Approximately 59%, 58% and 57% of the total net environmental and asbestos reserves at December 31, 1999, 1998 and 1997, respectively, represents IBNR.

Allstate's reserves for environmental exposures could be affected by the existing federal Superfund law and similar state statutes. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims. Management is unable to determine the effect, if any, that such legislation will have on results of operations or financial position.

Management believes its net loss reserves for environmental, asbestos and other mass tort exposures are appropriately established based on available facts, technology, laws and regulations. However, due to the inconsistencies of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties, the ultimate cost of these claims may vary materially from the amounts currently

recorded, resulting in an increase in loss reserves. In addition, while the Company believes the improved actuarial techniques and databases have assisted in its ability to estimate environmental, asbestos and other mass tort net loss reserves, these refinements may subsequently prove to be inadequate indicators of the extent of probable losses. Due to the uncertainties and factors described above, management believes it is not practicable to develop a meaningful range for any such additional net loss reserves that may be required.

Property-Liability reinsurance ceded The Company purchases reinsurance to limit aggregate and single exposures on large risks. Allstate has purchased reinsurance primarily to mitigate losses arising from catastrophes and long-tail liability lines, including environmental, asbestos and other mass tort exposures. The Company retains primary liability as a direct insurer for all risks reinsured. In connection with the Company's acquisition of CNA personal lines, Allstate and CNA entered into a four-year aggregate stop loss reinsurance agreement. The Company currently has a reinsurance recoverable from CNA on unpaid losses of $147 million that is subject to the reinsurance agreement. Allstate also has access to reimbursement provided by the FHCF for 90% of hurricane losses in excess of approximately the first $255 million for each storm, up to an aggregate of $900 million (90% of approximately $1.00 billion) in a single hurricane season, and $1.23 billion total reimbursement over all hurricane seasons. Allstate also entered into a three-year excess of loss reinsurance contract covering property policies in the Northeast, effective June 1, 1997. The reinsurance program provides up to 95% of $500 million of reinsurance protection for catastrophe losses in excess of an estimated $750 million retention subject to a limit of $500 million in any one year and an aggregate limit of $1.00 billion over the three-year contract period. Additionally, in connection with the sale of the Company's reinsurance business to SCOR U.S. Corporation in 1996, Allstate entered into a reinsurance agreement for the post-1984 reinsurance liabilities. These reinsurance arrangements have not had a material effect on Allstate's liquidity or capital resources.

The impact of reinsurance activity on Allstate's reserve for claims and claims expense at December 31, 1999 is summarized in the following table.

($ in millions)	Gross claims and claims expense reserves	Reinsurance recoverable on unpaid claims, net
Mandatory pools & facilities	$ 969	$ 662
Environmental & asbestos	1,712	448
Other	15,133	543
Total property-liability	$17,814	$1,653

Reinsurance has been placed with insurance companies after an evaluation of the financial security of the reinsurer, as well as the terms and price of coverage. Developments in the insurance industry have often led to the segregation of environmental, asbestos and other mass tort exposures into separate legal entities with dedicated capital. These actions have been supported by regulatory bodies in certain cases. The Company is unable to determine the impact, if any, that these developments will have on the collectibility of reinsurance recoverables in the future. The Company had amounts recoverable from Lloyd's of London of $89 million and $99 million at December 31, 1999 and 1998, respectively. Lloyd's of London implemented a restructuring plan in 1996 to solidify its capital base and to segregate claims for years prior to 1993. The impact, if any, of the restructuring on the collectibility of the recoverable from Lloyd's of London is uncertain at this time. The recoverable from Lloyd's of London syndicates is spread among thousands of investors who have unlimited liability. Excluding mandatory pools and facilities and the CNA recoverable on unpaid losses, no other amount due or estimated to be due from any one property-liability reinsurer was in excess of $85 million and $84 million at December 31, 1999 and 1998, respectively.

Estimating amounts of reinsurance recoverables is also impacted by the uncertainties involved in the establishment of loss reserves. Management believes the recoverables are appropriately established; however, as the Company's underlying reserves continue to develop, the amount ultimately recoverable may vary from amounts currently recorded. The reinsurers and amounts recoverable therefrom are regularly evaluated by the Company and a provision for uncollectible reinsurance is recorded, if needed. The allowance for uncollectible reinsurance was $111 million and $141 million at December 31, 1999 and 1998, respectively.

Allstate enters into certain intercompany insurance and reinsurance transactions for the Property-Liability and Life and Savings operations. Allstate enters into these transactions as a sound and prudent business practice in order to maintain underwriting control and spread insurance risk among various legal entities. These reinsurance

agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

LIFE AND SAVINGS 1999 HIGHLIGHTS

- Statutory premiums and deposits increased 44.0% to $8.50 billion in 1999.
- An alliance with Putnam Investments, commenced in May 1999, generated sales of $832 million.
- Separate Accounts assets increased 37.2% driven by 60.4% growth in variable annuity product sales, as well as strong performance in the underlying funds.
- Completed the acquisition of AHL, giving the Company a strong presence in the workplace marketing distribution channel.
- Income from operations decreased 2.0% as higher profitability on life products and variable annuities was offset by the impacts of restructuring and acquisition related charges.
- Net income decreased 11.8% due primarily to decreased realized capital gains and lower operating income.

LIFE AND SAVINGS OPERATIONS

($ in millions)	1999	1998	1997
Statutory premiums and deposits	$ 8,497	$ 5,902	$ 4,946
Investments	$34,444	$31,765	$29,759
Separate Accounts assets	13,857	10,098	7,582
Investments, including Separate Accounts assets	$48,301	$41,863	$37,341
GAAP Premiums	$ 891	$ 889	$ 955
Contract charges	732	630	547
Net investment income	2,260	2,115	2,085
Contract benefits	1,318	1,225	1,248
Credited interest	1,260	1,190	1,167
Operating costs and expenses	706	623	602
Restructuring charges	8	–	–
Operating income before tax	591	596	570
Income tax expense	207	204	193
Operating income(1)	384	392	377
Realized capital gains and losses, after-tax(2)	101	158	123
Loss on disposition of operations, after-tax	–	–	(3)
Net income	$ 485	$ 550	$ 497

(1) The supplemental operating information presented above allows for a more complete analysis of results of operations. The net effects of gains and losses have been excluded due to the volatility between periods and because such data is often excluded when evaluating the overall financial performance of insurers. Operating income should not be considered as a substitute for any GAAP measure of performance. Our method of calculating operating income may be different from the method used by other companies and therefore comparability may be limited.

(2) Net of the effect of related amortization of deferred policy acquisition costs in 1999 and 1998.

Life and Savings statutory premiums, deposits and contract charges Life and Savings markets primarily life insurance, savings and group pension products. Life insurance products consist of traditional products, including term and whole life, interest-sensitive life, immediate annuities with life contingencies, variable life and indexed life insurance. Savings products include deferred annuities and immediate annuities without life contingencies. Group pension products include contracts with fixed or indexed rates and fixed terms, such as guaranteed investment contracts, funding agreements and deferred and immediate annuities, or retirement annuities. The segment also uses several brand identities. Generally, Allstate brand products are sold through exclusive agencies, specialized brokers and direct response marketing. Other brands such as Glenbrook Life and Annuity, Northbrook Life, Lincoln Benefit Life and American Heritage Life sell products through both exclusive and independent agencies, securities firms, banks and direct response marketing. The products offered in each brand are of similar types, with the exception of American Heritage Life, which includes health and disability insurance in addition to life and annuity products.

an expected level of claims and average claim size as compared to favorable mortality results in 1998. The 1998 favorable margin was due to an increase in life insurance inforce and fewer claims.

Increased expenses during 1999 and 1998 are due to additional investments in technology.

The restructuring charge incurred during 1999 was the result of the cost reduction program announced on November 10, 1999. The impact of the charge on the Life and Savings segment totaled $8 million, or $5 million after-tax, and related primarily to the elimination of employee positions. See Note 11 to the consolidated financial statements for a more detailed discussion of these charges.

Based on information developed from the post-closing review of the acquired AHL business, the Company recorded an acquisition charge of $32 million, or $26 million after-tax, primarily relating to different estimates of loss reserves and asset valuation allowances. The pretax charge is reflected in Contract charges, Contract benefits and Operating costs and expenses.

Life and Savings Outlook

- Life and Savings product growth will continue to be driven by a focus on multiple channels of distribution and multiple products. With this focus management plans to:
  - Emphasize alliance partners, Putnam Investments, Morgan Stanley Dean Witter and PNC Bank;
  - Perform ongoing market assessments to capture opportunities for group pension and immediate annuity products;
  - Develop the Allstate Financial Advisor initiative, which includes implementing financial planning services for customers;
  - Utilize a funding agreement program;
  - Continue wholesaling activities; and
  - Expand its Internet presence.
- Consistent with the marketplace, Life and Savings sales continued to move towards lower profit margin products, such as term life and variable annuities. These lower profit margin products require a higher volume of business to increase the Life and Savings operating results. Life and Savings achieved this increased volume in 1999 and expects product growth to continue.
- Benefits derived from investments in technology, distribution systems and restructuring are expected to contribute to profitability.
- The Company is currently experiencing increased competition in the Life and Savings segment. This competition is expected to continue and therefore increase the need to reduce costs of distribution and increase economies of scale in order to compete with larger traditional insurance companies, as well as non-traditional competitors, such as banks and securities firms. Federal legislation has also been passed that eliminates many federal and state law barriers to affiliations among banks, securities firms, insurers and other financial service providers. The impact this may have on the Life and Savings segment is unknown at this time.

MARKET RISK

Market risk is the risk that the Company will incur losses due to adverse changes in equity, interest, commodity, or currency exchange rates and prices. The Company's primary market risk exposures are to changes in interest rates, although the Company also has certain exposures to changes in equity prices and foreign currency exchange rates.

The active management of market risk is integral to the Company's results of operations. The Company may use the following approaches to manage its exposure to market risk within defined tolerance ranges: 1) rebalance its existing asset or liability portfolios, 2) change the character of future investments purchased or 3) use derivative instruments to modify the market risk characteristics of existing assets and liabilities or assets expected to be

CAPITAL RESOURCES AND LIQUIDITY

Capital resources Allstate's capital resources consist of shareholders' equity, mandatorily redeemable preferred securities and debt, representing funds deployed or available to be deployed to support business operations. The following table summarizes our capital resources at the end of the last three years:

($ in millions)	1999	1998	1997
Common stock and retained earnings	$15,256	$14,284	$12,825
Accumulated other comprehensive income	1,345	2,956	2,785
Total shareholders' equity	16,601	17,240	15,610
Mandatorily redeemable preferred securities	964	750	750
Debt	2,851	1,746	1,696
Total capital resources	$20,416	$19,736	$18,056
Ratio of debt to total capital resources[(1)]	16.3%	10.7%	11.5%

(1) When analyzing the Company's ratio of debt to total capital resources, various formulas are used. In this presentation, debt includes 50% of mandatorily redeemable preferred securities.

Shareholders' equity Shareholders' equity decreased in 1999, as net income was offset by share repurchases and a decline in unrealized capital gains. Shareholders' equity increased in 1998 primarily as a result of net income.

Since 1995, the Company has repurchased 156 million shares of its common stock at a cost of $5.43 billion as part of stock repurchase programs totaling $7.83 billion. The remaining programs are expected to be completed by December 31, 2000. The Company has reissued 43.6 million shares, including 34.1 million shares used to fund the AHL acquisition during 1999.

Mandatorily redeemable preferred securities The balance of mandatorily redeemable preferred securities increased in 1999, as the outstanding mandatorily redeemable preferred securities ''FELINE PRIDES'' originally issued by AHL, were consolidated into the Company's results upon acquisition. FELINE PRIDES, consist of a unit with a stated amount of $50 comprising i) a stock purchase contract under which the holder will purchase from the Company on August 16, 2000, a number of Allstate common shares equal to a specified rate, and ii) a beneficial ownership of a 6.75% trust preferred security representing a preferred undivided beneficial interest in the assets of AHL Financing (the ''Trust''), a Delaware statutory business trust. The assets of the Trust are 6.75% debentures due August 16, 2002. Under a shelf registration statement filed with the Securities and Exchange Commission (''SEC'') in February 2000, the Company may issue up to 7,398,387 shares of Allstate common stock upon settlement of the purchase contracts of the FELINE PRIDES.

Debt Consolidated debt increased in 1999, due to an increase in short-term debt, the issuance of $750 million of 7.20% Senior Notes due 2009 and the issuance of a $75 million, 10-year note to CNA Financial Corporation (''CNA''). The proceeds from the 7.20% Senior Note issuance were used for general corporate purposes, including stock repurchases.

Consolidated debt increased in 1998, the result of increased short-term debt and the issuance of $250 million of 6.75% senior debentures due 2018 and $250 million of 6.90% senior debentures due 2038. The net proceeds were used to fund the maturity of $300 million of 5.875% notes due June 15, 1998, and for general corporate purposes. These increases were offset by the conversion of $357 million of 6.76% Automatically Convertible Equity Securities into approximately 8.6 million common shares of The PMI Group, Inc. held by Allstate.

The Company has access to additional borrowing as follows:

- Allstate has a commercial paper program with an authorized borrowing limit of up to $1.00 billion to cover its short-term cash needs. At December 31, 1999, the Company had outstanding commercial paper borrowings of $594 million with a weighted average interest rate of 5.86%.
- Allstate maintains two credit facilities totaling $1.55 billion as a potential source of funds to meet short-term liquidity requirements, including a $1.50 billion, five-year revolving line of credit expiring in 2001 and a $50 million, one-year revolving line of credit expiring in 2000. In order to borrow on the five-year line of credit, Allstate Insurance Company (''AIC''), a wholly owned subsidiary of the Company, is required to

maintain a specified statutory surplus level, and the Company's debt to equity ratio (as defined in the agreement) must not exceed a designated level. These requirements are currently being met and management expects to continue to meet them in the future. There were no borrowings under these lines of credit during 1999. Total borrowings under the combined commercial paper program and the Allstate lines of credit are limited to $1.55 billion.

- AHL maintains three lines of credit totaling $92 million as a potential source of funds to meet short-term liquidity requirements. At December 31, 1999, $71 million was outstanding on these lines with a weighted average interest rate of 6.47%.
- At December 31, 1999, under a shelf registration statement filed with the SEC in August 1998, the Company may issue up to an additional $1.25 billion of debt securities, preferred stock or debt warrants.

Capital Transactions

- On October 1, 1999, the Company completed the acquisition of the personal lines auto and homeowners insurance business of CNA. At closing, AIC made a cash payment of $140 million to CNA for: i) certain assets of CNA used in connection with that business; ii) access to the CNA agency distribution channel; iii) infrastructure and employees of the business; iv) renewal rights to the in-force business; and v) an option to acquire certain licensed companies of CNA in the future. AIC will pay a license fee to CNA for the use of certain of CNA's trademarks and access to the CNA personal lines distribution channel for a period of up to six years. The license fee will be based on a percentage of the aggregate premiums produced by independent agents appointed by CNA personal lines prior to the acquisition date. At closing, Allstate also issued a $75 million, 10-year note to CNA, the principal repayment of which at maturity is contingent upon certain profitability measures of the acquired business. The maximum amount of principal which would have to be paid is $85 million and the minimum amount is $65 million. In addition, as consideration for entering into a 100% indemnity reinsurance agreement with CNA to reinsure the in-force policy obligations of the business, AIC received cash of approximately $1.2 billion and other assets.
- On October 31, 1999, Allstate acquired all of the outstanding shares of AHL pursuant to a merger agreement for $32.25 per share in cash and Allstate common stock, in a transaction valued at $1.1 billion. AHL specializes in selling life, health and disability insurance to individuals through their workplaces. In order to fund the equity component of the consideration, the Company reissued 34.1 million shares of Allstate common stock held in treasury to AHL shareholders. The remaining $87 million portion of the consideration was funded with cash.
- In connection with the acquisition of AHL, Allstate assumed AHL's obligations under the outstanding mandatorily redeemable preferred securities originally issued by AHL and the Trust.
- On April 14, 1998, the Company completed the purchase of Pembridge Inc. (''Pembridge'') for approximately $275 million. Pembridge primarily sells non-standard auto insurance in Canada through its wholly-owned subsidiary, Pafco Insurance Company.

Financial ratings and strength The following table summarizes the Company's and its major subsidiaries' debt and commercial paper ratings and the insurance claims-paying ratings from various agencies at December 31, 1999.

	Moody's	Standard & Poor's	A.M. Best
The Allstate Corporation (debt)	A 1	A+	–
The Allstate Corporation (commercial paper)	P-1	A-1	–
Allstate Insurance Company (claims-paying ability)	Aa2	AA	A+
Allstate Life Insurance Company (claims-paying ability)	Aa2	AA+	A+
American Heritage Life Insurance Company (claims-paying ability)	Aa3	AA	A+

The Company's and its major subsidiaries' ratings are influenced by many factors including the amount of financial leverage (i.e. debt), exposure to risks such as catastrophes, as well as the current level of operating leverage.

At December 31, 1999, 93.7% of the Company's fixed income securities portfolio was rated investment grade, which is defined by the Company as a security having an NAIC rating of 1 or 2, a Moody's rating of Aaa, Aa, A or Baa, or a comparable Company internal rating. The quality mix of Allstate's fixed income securities portfolio at December 31, 1999 is presented in the following table.

($ in millions) NAIC ratings	Moody's equivalent description	Fair value	Percent to total
1	Aaa/Aa/A	$ 42,697	77.2%
2	Baa	9,135	16.5
3	Ba	1,867	3.4
4	B	1,241	2.2
5	Caa or lower	261	.5
6	In or near default	85	.2
		$ 55,286	100.0%

Included among the securities that are rated below investment grade are both public and privately-placed high-yield bonds and securities that were purchased at investment grade but have since been downgraded. The Company mitigates the credit risk of investing in below investment grade fixed income securities by limiting the percentage of these investments that can be carried in its portfolio, and through diversification of the portfolio. Based on these limits, a minimum of 93% of the Company's fixed income securities portfolio will be investment grade.

Over 34% of the Company's fixed income securities portfolio at December 31, 1999 was invested in municipal bonds of which 92.2% are rated as investment grade. The municipal bond portfolio consisted of approximately 6,000 issues from nearly 2,000 issuers. The largest exposure to a single issuer was less than 1.0% of the portfolio.

As of December 31, 1999, the fixed income securities portfolio contained $8.62 billion of privately-placed corporate obligations, compared with $9.69 billion at December 31, 1998. The benefits of privately-placed securities as compared to public securities are generally higher yields, improved cash flow predictability through pro-rata sinking funds on many bonds, and a combination of covenant and call protection features designed to better protect the holder against losses resulting from credit deterioration, reinvestment risk and fluctuations in interest rates. A relative disadvantage of privately-placed securities as compared to public securities is reduced liquidity. At December 31, 1999, 91.3% of the privately-placed securities were rated as investment grade by either the NAIC or the Company's internal ratings. The Company determines the fair value of privately-placed fixed income securities based on discounted cash flows using current interest rates for similar securities.

At December 31, 1999 and 1998, $7.88 billion of the fixed income securities portfolio was invested in mortgage-backed securities (''MBS''). The MBS portfolio consists primarily of securities which were issued by or have underlying collateral that is guaranteed by U.S. government agencies or sponsored entities, thus minimizing credit risk.

The MBS portfolio is subject to interest rate risk since the price volatility and ultimate realized yield are affected by the rate of repayment of the underlying mortgages. Allstate attempts to limit interest rate risk on these securities by investing a portion of the portfolio in securities that provide prepayment protection. At December 31, 1999, over 33% of the MBS portfolio was invested in planned amortization class bonds.

The fixed income securities portfolio contained $3.90 billion and $4.25 billion of asset-backed securities (''ABS'') at December 31, 1999 and 1998, respectively. The ABS portfolio is subject to credit and interest rate risk. Credit risk is mitigated by monitoring the performance of the collateral. Approximately 51% of all securities are rated in the highest rating category by one or more credit rating agencies. Interest rate risk is similar to the risks posed by MBS, however to a lesser degree because of the nature of the underlying assets. Over 45% of the Company's ABS are invested in securitized credit card receivables. The remainder of the portfolio is backed by securitized home equity, manufactured housing and auto loans.

Allstate closely monitors its fixed income securities portfolio for declines in value that are other than temporary. Securities are placed on non-accrual status when they are in default or when the receipt of interest payments is in doubt.

- The implementation of Allstate's multi-access distribution model involves risks and uncertainties that could have a material adverse effect on Allstate's results of operations, liquidity or financial position. More specifically, the following factors could affect Allstate's ability to successfully implement various aspects of its new multi-access distribution model:

  —The success of Allstate's proposed direct response call centers may be adversely affected by the limited pool of individuals suited and trained to do such work in any geographic area, particularly in light of the current low unemployment rate. The absence of seasoned staff could be a factor impeding the training of staff and the roll-out of the call centers because they represent a new initiative by Allstate involving virtually all new hires.

  —Allstate's reorganization of its multiple employee agency programs into a single exclusive agency independent contractor program may have a temporary negative impact on written premium. As the reorganization proceeds, many agents will be deciding whether to convert to independent contractor status and remain with Allstate; to convert to independent contractor status and sell their economic interest in their book of businesses to an Allstate-approved buyer; or to retire or otherwise voluntarily separate from Allstate. The distractions of this decision making process and the possible departure of some agents may lead to decreased sales. In addition, possible litigation regarding the reorganization could diminish the gains in efficiency and cost-effectiveness that Allstate expects to realize from the transition to one program.

  —Allstate's reorganization of its multiple employee agency programs into a single exclusive agency independent contractor program, as well as its plans to sell and service its products through direct response call centers and the Internet, are dependent upon its ability to adapt current computer systems and to develop and implement new systems.

- There is inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and other mass tort claims. This uncertainty arises from a number of factors, including ongoing interpretation of insurance policy provisions by courts, inconsistent decisions in lawsuits regarding coverage and expanded theories of liability. In addition, on-going changes in claims settlement practices can lead to changes in loss payment patterns. Moreover, while management believes that improved actuarial techniques and databases have assisted in estimating environmental, asbestos and other mass tort net loss reserves, these refinements may subsequently prove to be inadequate indicators of the extent of probable loss. Consequently, ultimate losses could materially exceed established loss reserves and have a material adverse effect on our results of operations, liquidity or financial position.

- Allstate has experienced, and continues to expect to experience, catastrophe losses. While we believe that our catastrophe management initiatives have reduced the magnitude of possible future losses, Allstate continues to be exposed to catastrophes that could have a material adverse impact on results of operations, liquidity or financial position. Catastrophic events in the future may indicate that the techniques and data that are used to predict the probability of catastrophes and the extent of the resulting losses are inaccurate.

- Changes in market interest rates can have adverse effects on Allstate's investment portfolio, investment income and product sales. Increases in market interest rates have an adverse impact on the value of the investment portfolio by decreasing capital gains. In addition, increases in market interest rates as compared to rates offered on some of the Life and Savings segment's products make those products less attractive and therefore decrease sales. Declining market interest rates have an adverse impact on Allstate's investment income as Allstate invests positive cash flows from operations and reinvests proceeds from maturing and called investments in new investments yielding less than the portfolio's average rate. Despite recent increases, current market interest rates are lower than the Allstate portfolio average rate.

- In order to meet the anticipated cash flow requirements of its obligations to policyholders, from time to time Allstate adjusts the effective duration of the assets and liabilities of the Life and Savings segment's investment portfolio. Those adjustments may have an impact on the value of the investment portfolio and on investment income.

- The insurance business is subject to extensive regulation—particularly at the state level. Many of these restrictions affect Allstate's ability to operate and grow its businesses in a profitable manner. In particular, the PP&C segment's implementation of a tiered-based pricing model for its private passenger auto business is subject to state regulation of auto insurance rates.

- Deferred annuities and interest-sensitive life insurance products receive favorable policyholder taxation under current tax laws and regulations. Any legislative or regulatory changes that adversely alter this treatment are likely to negatively affect the demand for these products.
- Due to legislative and regulatory reform of the auto insurance system in New Jersey that included regulated rate reductions and coverage changes effective for new policies written and renewals processed on and after March 22, 1999, Allstate New Jersey Insurance Company, a wholly owned Allstate subsidiary, experienced decreased average premiums in 1999. Management expects that these reforms will also lead to improved loss experience in the future. However, it is possible that losses may increase or that any decrease in losses will not be commensurate with the reductions in premiums.
- The adoptions of SFAS No. 133, ''Accounting for Derivative Instruments and Hedging Activities'' is not expected to be material to the results of operations of the Company. However, the impact is dependent upon market conditions and our investment portfolio existing at the date of adoption, which for Allstate will be January 1, 2001.
- Additional risk factors regarding market risk are incorporated by reference to the discussion of ''Market Risk'' beginning on page A-18 of the Proxy Statement.

THE ALLSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions except per share data)	Year Ended December 31, 1999	1998	1997
Revenues			
Property-liability insurance premiums (net of reinsurance ceded of $389, $433 and $366)	$20,112	$19,307	$18,604
Life and annuity premiums and contract charges (net of reinsurance ceded of $260, $178 and $194)	1,623	1,519	1,502
Net investment income	4,112	3,890	3,861
Realized capital gains and losses	1,112	1,163	982
	26,959	25,879	24,949
Costs and expenses			
Property-liability insurance claims and claims expense (net of reinsurance recoveries of $567, $318 and $314)	14,679	13,601	13,336
Life and annuity contract benefits (net of reinsurance recoveries of $179, $50 and $49)	2,578	2,415	2,415
Amortization of deferred policy acquisition costs	3,282	3,021	2,789
Operating costs and expenses	2,313	2,066	1,937
Restructuring charges	81	–	–
Interest expense	129	118	100
	23,062	21,221	20,577
Gain on disposition of operations	10	87	62
Income from operations before income tax expense, dividends on preferred securities, and equity in net income of unconsolidated subsidiary	3,907	4,745	4,434
Income tax expense	1,148	1,422	1,324
Income before dividends on preferred securities and equity in net income of unconsolidated subsidiary	2,759	3,323	3,110
Dividends on preferred securities of subsidiary trusts	(39)	(39)	(39)
Equity in net income of unconsolidated subsidiary	–	10	34
Net income	$ 2,720	$ 3,294	$ 3,105
Earnings per share:			
Net Income per share–basic	$ 3.40	$ 3.96	$ 3.58
Net Income per share–diluted	$ 3.38	$ 3.94	$ 3.56
Weighted average shares–basic	800.2	832.2	867.9
Weighted average shares–diluted	803.8	836.6	872.8

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

($ in millions)	Year Ended December 31, 1999	1998	1997
Net income	$ 2,720	$3,294	$3,105
Other comprehensive income, after-tax			
Changes in:			
Unrealized net capital gains and losses	(1,625)	173	818
Unrealized foreign currency translation adjustments	14	(2)	(57)
Other comprehensive income (loss), after-tax	(1,611)	171	761
Comprehensive income	$ 1,109	$3,465	$3,866

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

($ in millions except par value data)	December 31, 1999	December 31, 1998
Assets		
Investments		
Fixed income securities, at fair value (amortized cost $55,293 and $49,946)	$55,286	$53,560
Equity securities, at fair value (cost $4,565 and $4,231)	6,738	6,421
Mortgage loans	4,068	3,458
Short-term	2,422	2,477
Other	1,131	609
Total investments	69,645	66,525
Cash	254	258
Premium installment receivables, net	3,927	3,082
Deferred policy acquisition costs	4,119	3,096
Reinsurance recoverables, net	2,209	1,932
Accrued investment income	812	751
Deferred income taxes	211	–
Property and equipment, net	916	803
Other assets	2,169	1,146
Separate Accounts	13,857	10,098
Total assets	$98,119	$87,691
Liabilities		
Reserve for property-liability insurance claims and claims expense	$17,814	$16,881
Reserve for life-contingent contract benefits	7,597	7,601
Contractholder funds	25,199	21,133
Unearned premiums	7,671	6,425
Claim payments outstanding	860	778
Other liabilities and accrued expenses	4,705	4,578
Deferred income taxes	–	461
Short-term debt	665	393
Long-term debt	2,186	1,353
Separate Accounts	13,857	10,098
Total liabilities	80,554	69,701
Commitments and Contingent Liabilities (Notes 6, 7 and 12)		
Mandatorily Redeemable Preferred Securities of Subsidiary Trusts	964	750
Shareholders' Equity		
Preferred stock, $1 par value, 25 million shares authorized, none issued	–	–
Common stock, $.01 par value, 2.0 billion shares authorized and 900 million issued, 787 million and 818 million shares outstanding	9	9
Additional capital paid-in	2,664	3,102
Retained income	16,728	14,490
Deferred ESOP expense	(216)	(252)
Treasury stock, at cost (113 million and 82 million shares)	(3,929)	(3,065)
Accumulated other comprehensive income:		
Unrealized net capital gains	1,369	2,994
Unrealized foreign currency translation adjustments	(24)	(38)
Total accumulated other comprehensive income	1,345	2,956
Total shareholders' equity	16,601	17,240
Total liabilities and shareholders' equity	$98,119	$87,691

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

($ in millions except per share data)	December 31, 1999	1998	1997
Common stock	$ 9	$ 9	$ 9
Additional capital paid-in			
Balance, beginning of year	3,102	3,116	3,129
Shares reissued for AHL acquisition	(423)	–	–
Equity incentive plans activity	(15)	(14)	(13)
Balance, end of year	2,664	3,102	3,116
Retained income			
Balance, beginning of year	14,490	11,646	8,958
Net income	2,720	3,294	3,105
Dividends ($.60, $.54 and $.48 per share)	(482)	(450)	(417)
Balance, end of year	16,728	14,490	11,646
Deferred ESOP expense			
Balance, beginning of year	(252)	(281)	(280)
Reduction (addition)	36	29	(1)
Balance, end of year	(216)	(252)	(281)
Treasury stock			
Balance, beginning of year	(3,065)	(1,665)	(388)
Shares acquired	(2,173)	(1,489)	(1,358)
Shares reissued for AHL acquisition	1,240	–	–
Shares reissued under equity incentive plans	69	89	81
Balance, end of year	(3,929)	(3,065)	(1,665)
Accumulated other comprehensive income			
Balance, beginning of year	2,956	2,785	2,024
Change in unrealized foreign currency translation adjustments	14	(2)	(57)
Change in unrealized net capital gains and losses	(1,625)	173	818
Balance, end of year	1,345	2,956	2,785
Total shareholders' equity	$16,601	$17,240	$15,610

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in millions)	Year Ended December 31, 1999	1998	1997
Cash flows from operating activities			
Net income	$ 2,720	$ 3,294	$ 3,105
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation, amortization and other non-cash items	(17)	(22)	(22)
Realized capital gains and losses	(1,112)	(1,163)	(982)
Gain on disposition of operations	(10)	(87)	(62)
Interest credited to contractholder funds	1,362	1,247	1,209
Changes in:			
Policy benefit and other insurance reserves	(706)	(716)	(73)
Unearned premiums	70	137	59
Deferred policy acquisition costs	(245)	(311)	(304)
Premium installment receivables	(156)	(86)	(73)
Reinsurance recoverables	(69)	154	99
Income taxes payable	58	44	261
Other operating assets and liabilities	372	400	125
Net cash provided by operating activities	2,267	2,891	3,342
Cash flows from investing activities			
Proceeds from sales			
Fixed income securities	21,679	13,634	12,924
Equity securities	9,633	4,909	3,657
Real estate	–	813	144
Investment collections			
Fixed income securities	5,356	6,700	6,597
Mortgage loans	453	440	600
Investment purchases			
Fixed income securities	(31,094)	(21,870)	(21,788)
Equity securities	(8,849)	(3,999)	(3,515)
Mortgage loans	(969)	(875)	(449)
Change in short-term investments, net	454	(610)	427
Change in other investments, net	(34)	(95)	(105)
Acquisitions, net of cash received	971	(275)	–
Proceeds from disposition of operations	–	49	138
Purchases of property and equipment, net	(212)	(188)	(150)
Net cash used in investing activities	(2,612)	(1,367)	(1,520)
Cash flows from financing activities			
Change in short-term debt, net	202	181	47
Proceeds from issuance of long-term debt	833	513	263
Repayment of long-term debt	–	(300)	–
Contractholder fund deposits	5,593	3,275	2,657
Contractholder fund withdrawals	(3,684)	(3,306)	(3,076)
Dividends paid	(471)	(443)	(323)
Treasury stock purchases	(2,173)	(1,489)	(1,358)
Other	41	83	72
Net cash provided by (used in) financing activities	341	(1,486)	(1,718)
Net increase (decrease) in cash	(4)	38	104
Cash at beginning of year	258	220	116
Cash at end of year	$ 254	$ 258	$ 220

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. General

Basis of presentation

The accompanying consolidated financial statements include the accounts of The Allstate Corporation and its wholly owned subsidiaries, primarily Allstate Insurance Company (''AIC''), a property-liability insurance company with various property-liability and life and savings subsidiaries, including Allstate Life Insurance Company (''ALIC'') (collectively referred to as the ''Company'' or ''Allstate''). These consolidated financial statements have been prepared in conformity with generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated.

To conform with the 1999 presentation, certain amounts in the prior years' financial statements and notes have been reclassified.

Nature of operations

Allstate is engaged, principally in the United States and Canada, in the property-liability and life and savings businesses. Allstate's primary business is the sale of private passenger auto and homeowners insurance. The Company also sells life insurance, savings and group pension products, and selected commercial property and casualty coverages.

Allstate's personal property and casualty (''PP&C'') segment is principally engaged in private passenger auto and homeowners insurance, writing approximately 71% of Allstate's total 1999 premiums as determined under statutory accounting practices. Allstate was the country's second largest insurer for both private passenger auto and homeowners insurance in 1998.

Allstate has exposure to catastrophes, which are an inherent risk of the property-liability insurance business, which have contributed, and will continue to contribute, to material year-to-year fluctuations in the Company's results of operations and financial condition. The Company also has exposure to environmental and asbestos claims and other mass tort exposures (see Note 7).

Allstate's life and savings (''Life and Savings'') segment markets a broad line of life insurance, savings and group pension products countrywide, accounting for approximately 29% of Allstate's 1999 statutory premiums, which include premiums and deposits for all products. Life insurance consists of traditional products, including term and whole life, interest-sensitive life, immediate annuities with life contingencies, variable life and indexed life insurance. Savings products include deferred annuities and immediate annuities without life contingencies. Group pension savings products include contracts with fixed or indexed rates and fixed terms, such as guaranteed investment contracts and funding agreements, and deferred and immediate annuities, or retirement annuities. In 1999, annuity premiums and deposits represented approximately 61% of Life and Savings total statutory premiums and deposits.

The Company monitors economic and regulatory developments which have the potential to impact its business. Recently enacted federal legislation will allow for banks and other financial organizations to have greater participation in the securities and insurance businesses. This legislation may present an increased level of competition for sales of the Company's products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes which lessen these incentives are likely to negatively impact the demand for these products.

Additionally, traditional demutualizations of mutual insurance companies and enacted and pending state legislation to permit mutual insurance companies to convert to a hybrid structure known as a mutual holding company could have a number of significant effects on the Company by (1) increasing industry competition through consolidation caused by mergers and acquisitions related to the new corporate form of business; and (2) increasing competition in the capital markets.

Allstate, through a variety of companies, is authorized to sell property-liability and life and savings products in all 50 states, the District of Columbia and Puerto Rico. The Company is also authorized to sell certain insurance products in various foreign countries. The top geographic locations for statutory premiums earned by the PP&C segment were New York, California, Florida, Texas and Pennsylvania for the year ended December 31, 1999. Top geographic locations for statutory premiums and deposits by the Life and Savings segment were California, Florida,

been imposed or it is probable that an assessment will be imposed, 2) the event obligating an entity to pay an assessment has occurred and 3) the amount of the assessment can be reasonably estimated. Adoption of this statement was not material to the Company's results of operations or financial position.

Pending accounting standards

In June 1999, the Financial Accounting Standards Board (''FASB'') delayed the effective date of Statement of Financial Accounting Standard (''SFAS'') No. 133, ''Accounting for Derivative Instruments and Hedging Activities.'' SFAS No. 133 replaces existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities. This statement requires that all derivatives be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Additionally, the change in fair value of a derivative which is not effective as a hedge will be immediately recognized in earnings. The delay was effected through the issuance of SFAS No. 137, which extends the SFAS No. 133 requirements to fiscal years beginning after June 15, 2000. As such, the Company expects to adopt the provisions of SFAS No. 133 as of January 1, 2001. The impact of this statement is dependent upon the Company's derivative positions and market conditions existing at the date of adoption. Based on existing interpretations of the requirements of SFAS No. 133, the impact of adoption is not expected to be material to the results of operations or financial position of the Company.

3. Acquisitions and Dispositions

Acquisition of CNA personal lines

On October 1, 1999, Allstate completed the acquisition of the personal lines auto and homeowners insurance business (''CNA personal lines'') of CNA Financial Corporation (''CNA''). At closing, AIC made a cash payment of $140 million to CNA for: i) certain assets of CNA personal lines used in connection with that business; ii) access to the CNA personal lines agency distribution channel; iii) infrastructure and employees of the business; iv) renewal rights to the in-force business; and v) an option to acquire certain licensed companies of CNA in the future. The acquisition was also in part effected through a 100% indemnity reinsurance agreement, whereby CNA provided cash and other assets equal to the reserves and other liabilities associated with CNA personal lines as of the closing date. The transaction was accounted for as a purchase and the excess of the acquisition cost over the fair value of the CNA personal lines net assets acquired of $218 million was recorded as goodwill and will be amortized on a straight-line basis over twenty years. The results of CNA personal lines were included in the Company's consolidated results from the October 1, 1999 acquisition date. AIC also will pay a license fee to CNA for the use of certain of CNA's trademarks and access to the CNA personal lines distribution channel for a period of up to six years that is contingent upon the amount of premiums written by independent agents appointed by CNA personal lines prior to the acquisition date. These license fees will be expensed as incurred. At closing, Allstate also issued a $75 million, 10-year note to CNA (see Note 10), the principal repayment of which at maturity is contingent upon certain profitability measures of the acquired business.

In the fourth quarter of 1999, the Company conducted a review of the statement of financial position of the acquired CNA personal lines business, which included assessing the appropriateness of the carrying value of certain non-financial assets and liabilities and asset allowances based on the application of Allstate's accounting policies and estimation techniques. Based on information developed from this post-closing review, Allstate recorded a $58 million pretax charge ($37 million after-tax) relating to different estimates of loss and loss expense reserves and asset valuation allowances. The pretax charge is reflected in the Consolidated statement of operations in Property-liability insurance claims and claims expense ($47 million) and Operating costs and expenses ($11 million).

Acquisition of AHL

Effective October 31, 1999, Allstate acquired all of the outstanding shares of American Heritage Life Investment Corporation (''AHL'') pursuant to a merger agreement for $32.25 per share in cash and Allstate common stock, in a transaction valued at $1.1 billion. AHL specializes in selling life, health and disability insurance to individuals

Realized capital gains and losses

Year ended December 31, ($ in millions)	1999	1998	1997
Fixed income securities	$ (76)	$ 258	$195
Equity securities	1,005	640	794
Other investments	183	265	(7)
Realized capital gains and losses	1,112	1,163	982
Income taxes	397	422	344
Realized capital gains and losses, after-tax	$ 715	$ 741	$638

Excluding calls and prepayments, gross gains of $389 million, $277 million and $250 million and gross losses of $383 million, $95 million and $153 million were realized on sales of fixed income securities during 1999, 1998 and 1997, respectively.

Unrealized net capital gains

Unrealized net capital gains on fixed income and equity securities included in shareholders' equity at December 31, 1999 are as follows:

($ in millions)	Cost/ amortized cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Unrealized net gains
Fixed income securities	$55,293	$55,286	$1,391	$(1,398)	$ (7)
Equity securities	4,565	6,738	2,333	(160)	2,173
Total	$59,858	$62,024	$3,724	$(1,558)	2,166
Deferred income taxes, deferred policy acquisition costs and other					(797)
Unrealized net capital gains					$1,369

At December 31, 1998, equity securities had gross unrealized gains of $2.3 billion and gross unrealized losses of $109 million.

Change in unrealized net capital gains

Year ended December 31, ($ in millions)	1999	1998	1997
Fixed income securities	$(3,621)	$ 442	$1,134
Equity securities	(17)	39	589
Total	(3,638)	481	1,723
Deferred income taxes, deferred policy acquisition costs and other	2,013	(308)	(905)
Increase (decrease) in unrealized net capital gains	$(1,625)	$ 173	$ 818

Investment loss provisions and valuation allowances

Pretax provisions for investment losses, principally relating to other than temporary declines in value of fixed income securities and equity securities, and valuation allowances on mortgage loans were $72 million, $105 million and $80 million in 1999, 1998 and 1997, respectively.

Mortgage loan impairment

A mortgage loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.

In 1986, the general liability policy form used by Allstate and others in the property-liability industry was amended to introduce an ''absolute pollution exclusion,'' which excluded coverage for environmental damage claims and added an asbestos exclusion. Most general liability policies issued prior to 1987 contain annual aggregate limits for product liability coverage, and policies issued after 1986 also have an annual aggregate limit on all coverages. Allstate's experience to date is that these policy form changes have effectively limited its exposure to environmental and asbestos claim risks.

Establishing net loss reserves for environmental, asbestos and other mass tort claims is subject to uncertainties that are greater than those presented by other types of claims. Among the complications are lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure, unresolved legal issues regarding policy coverage, availability of reinsurance and the extent and timing of any such contractual liability. The legal issues concerning the interpretation of various insurance policy provisions and whether those losses are, or were ever intended to be covered, are complex. Courts have reached different and sometimes inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insured obligation to defend; how policy limits are determined; how policy exclusions are applied and interpreted; and whether clean-up costs represent insured property damage. Management believes these issues are not likely to be resolved in the near future.

In 1999, the Company completed an annual assessment of its environmental, asbestos and other mass tort exposures. This assessment resulted in a strengthening of net asbestos reserves of $346 million, and a $155 million release of net environmental and other reserves. Allstate's reserves for environmental claims were $506 million and $641 million, net of reinsurance recoverables of $159 million and $199 million at December 31, 1999 and 1998, respectively. Reserves for asbestos claims were $758 million and $459 million, net of reinsurance recoverables of $289 million and $227 million at December 31, 1999 and 1998, respectively. Approximately 59% and 58% of the total net environmental and asbestos reserves at December 31, 1999 and 1998, respectively, are for incurred but not reported (''IBNR'') estimated losses. The survival ratios (ending reserves divided by claims and claims expense paid) for net environmental and asbestos reserves at December 31, 1999 and 1998, were 14.0 and 10.8, respectively. In 1999, the survival ratio increased primarily as the result of increased asbestos reserve levels. Management believes its net loss reserves for environmental, asbestos and other mass tort claims are appropriately established based on available facts, technology, laws and regulations. However, due to the inconsistencies of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties, the ultimate cost of these claims may vary materially from the amounts currently recorded, resulting in an increase in the loss reserves. In addition, while the Company believes the improved actuarial techniques and databases have assisted in its ability to estimate environmental, asbestos and other mass tort net loss reserves, these refinements may subsequently prove to be inadequate indicators of the extent of probable losses. Due to the uncertainties and factors described above, management believes it is not practicable to develop a meaningful range for any such additional net loss reserves that may be required.

8. Reserve for Life-Contingent Contract Benefits and Contractholder Funds

At December 31, the Reserve for life-contingent contract benefits consists of the following:

($ in millions)	1999	1998
Immediate annuities:		
Structured settlement annuities	$4,254	$4,694
Other immediate annuities	1,525	1,669
Traditional life	1,701	1,125
Other	117	113
Total life-contingent contract benefits	$7,597	$7,601

The assumptions for mortality generally utilized in calculating reserves include, the U.S. population with projected calendar year improvements and age setbacks for impaired lives for structured settlement annuities; the 1983 group annuity mortality table for other immediate annuities; and actual company experience plus loading for traditional life. Interest rate assumptions vary from 3.5% to 11.7% for immediate annuities and 4.0% to 11.3% for traditional life. Other estimation methods used include the present value of contractually fixed future benefits for structured settlement annuities, the present value of expected future benefits based on historical experience for other immediate annuities and the net level premium reserve method using the Company's withdrawal experience rates for traditional life.

Premium deficiency reserves are established, if necessary, and have been recorded for certain immediate annuities with life contingencies to the extent the unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized. A liability of $65 million and $933 million is included in the Reserve for life-contingent contract benefits with respect to this deficiency for the years ended December 31, 1999 and 1998, respectively. The decrease in this liability in 1999 reflects declines in unrealized capital gains on fixed income securities.

At December 31, Contractholder funds consists of the following:

($ in millions)	1999	1998
Interest-sensitive life	$ 5,872	$ 4,395
Fixed annuities:		
Immediate annuities	1,751	1,641
Deferred annuities	13,060	10,874
Guaranteed investment contracts	2,953	3,233
Other investment contracts	1,563	990
Total contractholder funds	$25,199	$21,133

Contractholder funds are equal to deposits received net of commissions and interest credited to the benefit of the contractholder less withdrawals, mortality charges and administrative expenses. Interest rates credited range from 4.0% to 8.5% for interest-sensitive life contracts; 3.5% to 10.0% for immediate annuities; 1.6% to 26.2% for deferred annuities (which include equity-indexed annuities that are hedged, see Note 2 and Note 6); 4.9% to 9.9% for guaranteed investment contracts and 5.3% to 6.6% for other investment contracts. Withdrawal and surrender charge protection includes: i) for interest-sensitive life, either a percentage of account balance or dollar amount grading off generally over 20 years; and, ii) for deferred annuities not subject to a market value adjustment, either a declining or level percentage charge generally over nine years or less. Approximately 10% of deferred annuities are subject to a market value adjustment.

9. Reinsurance

The Company purchases reinsurance to limit aggregate and single losses on large risks. The Company continues to have primary liability as a direct insurer for risks reinsured. The information presented herein should be read in connection with Note 7. Estimating amounts of reinsurance recoverable is also impacted by many of the uncertainties involved in the establishment of loss reserves.

The effects of reinsurance on premiums written and earned for the year ended December 31, are as follows:

($ in millions)	1999	1998	1997
Property-liability premiums written			
Direct	$20,228	$19,878	$19,075
Assumed	531	63	102
Ceded	(370)	(426)	(388)
Property-liability premiums written, net of reinsurance	$20,389	$19,515	$18,789
Property-liability premiums earned			
Direct	$19,977	$19,666	$18,872
Assumed	524	74	98
Ceded	(389)	(433)	(366)
Property-liability premiums earned, net of reinsurance	$20,112	$19,307	$18,604
Life and annuity premiums and contract charges			
Direct	$ 1,849	$ 1,668	$ 1,675
Assumed	34	29	21
Ceded	(260)	(178)	(194)
Life and annuity premiums and contract charges, net of reinsurance	$ 1,623	$ 1,519	$ 1,502

position as Mandatorily Redeemable Preferred Securities of Subsidiary Trusts (representing the minority interest in the trusts). The QUIPS and trust preferred securities are recorded at their redemption amounts of $550 million and $200 million, respectively. The FELINE PRIDES are recorded at their fair value at the date of acquisition of $214 million as required by purchase accounting rules. The fair value exceeded the redemption amount by $110 million. Allstate will be prohibited from paying dividends on its preferred and common stock, or repurchasing capital stock if the Company elects to defer dividend payments on these preferred securities. Dividends on the preferred securities have been classified as minority interest in the Consolidated statements of operations. The total yield enhancements to be paid on FELINE PRIDES units over the stock purchase contract were charged to Shareholders' equity at the time of issuance and therefore periodic yield enhancements are not reflected in the Consolidated statements of operations.

Capital stock

The Company has 900 million shares of issued common stock of which 787 million was outstanding and 113 million was held in treasury as of December 31, 1999. In 1999, the Company repurchased 67 million shares at an average cost of $32.38 pursuant to authorized share repurchase programs of which, 34.1 million were reissued pursuant to the AHL acquisition. On August 16, 2000, Allstate will issue common shares to settle the Company's obligation under the stock purchase contract unit embedded in the FELINE PRIDES. The number of shares issued will be based on an applicable settlement rate multiplied by the 2,070,000 units of FELINE PRIDES outstanding. The settlement rate will depend on whether the holders of the FELINE PRIDES elect to settle the stock purchase contract in cash or through the put of their beneficial interest in the trust preferred securities. If settled in cash, the number of shares issued will be based on a settlement rate of 3.5741; if holders elect to settle through the put of their beneficial interest in the trust preferred securities, the applicable settlement rate will be 3.5687. Under a shelf registration statement filed with the SEC in February 2000, the Company may issue up to 7,398,387 shares of Allstate common stock upon settlement of the FELINE PRIDES stock purchase contracts.

Shareholder Rights Agreement

On February 12, 1999, the Company announced a Rights Agreement under which shareholders of record on February 26, 1999 received a dividend distribution of one share purchase right (a ''Right'') on each outstanding share of the Company's common stock. The Rights become exercisable ten days after it is publicly announced that a person or group has acquired 15% or more of the Company's common stock or ten business days after the beginning of a tender or exchange offer to acquire 15% or more of the Company's common stock. The Rights then become exercisable at a price of $150 for a number of shares of the Company's common stock having a market value equal to $300. The Company may redeem the Rights at a price of $.01 per Right. The Rights expire on February 12, 2009. The Rights are intended to protect shareholders from unsolicited takeover attempts that may unfairly pressure shareholders and deprive them of the full value of their shares.

11. Company Restructuring

On November 10, 1999, the Company announced a series of strategic initiatives to aggressively expand its selling and service capabilities. The Company also announced that it is implementing a program to reduce expenses by approximately $600 million. The reduction in expenses will come from field realignment, the reorganization of employee agents to a single exclusive agency independent contractor program, the closing of a field support center and four regional offices, and from reduced employee related expenses and professional services as a result of reductions in force, attrition and consolidations. The reduction will result in the elimination of approximately 4,000 current non-agent positions, across all employment grades and categories by the end of 2000, or approximately 10% of the Company's non-agent work force.

These cost reductions are part of a larger initiative to redeploy the cost savings to finance new initiatives including investments in direct access and Internet channels for new sales and service capabilities, new competitive pricing, new agent and claim technology and enhanced marketing and advertising. As the result of the cost reduction program, Allstate recorded restructuring and related charges of $81 million pretax ($53 million after-tax) during the fourth quarter of 1999. The costs recognized primarily relate to the elimination of positions, the consolidation of operations and facilities and the transition of multiple employee agency programs to a single exclusive agency independent contractor program. All restructuring actions are anticipated to be completed by the end of 2000.

any amounts are so paid, the Company would receive a commensurate amount of preferred stock or subordinated debt of PMI Group or PMI. The Runoff Support Agreement also restricts PMI's ability to write new business and pay dividends under certain circumstances. Management does not believe this agreement will have a material adverse effect on results of operations, liquidity or financial position of the Company.

Regulation

The Company's insurance businesses are subject to the effects of changing social, economic and regulatory environments. Public and regulatory initiatives have varied and have included efforts to adversely influence and restrict premium rates, restrict the Company's ability to cancel policies, impose underwriting standards and expand overall regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

Legal proceedings

Allstate and plaintiffs' representatives have agreed to settle certain civil suits filed in California, including a class action, related to the 1994 Northridge, California earthquake. The settlement received final approval from the Superior Court of the State of California for the County of Los Angeles on June 11, 1999. The plaintiffs in these civil suits challenged licensing and engineering practices of certain firms Allstate retained and alleged that Allstate systematically pressured engineering firms to improperly alter their reports to reduce the loss amounts paid to some insureds with earthquake claims. Under the terms of the settlement, Allstate sent notice to approximately 11,500 homeowners insurance customers inviting them to participate in a court-administered program which may allow for review of their claims by an independent engineer and an independent adjusting firm to ensure that they have been compensated for all structural damage from the 1994 Northridge earthquake covered under the terms of their Allstate policies. It is anticipated that approximately 2,500 of these customers will ultimately participate in this independent review process. Allstate has agreed to retain an independent consultant to review, among other things, Allstate's practices and procedures for handling catastrophe claims, and has helped fund a charitable foundation devoted to consumer education on loss prevention and consumer protection and other insurance issues. The Company does not expect that the effect of the proposed settlement will exceed the amounts currently reserved. During August 1999, a group of objectors filed an appeal from the order approving the settlement. That appeal is pending.

In April 1998, Federal Bureau of Investigation agents executed search warrants at three Allstate offices for documents relating to the handling of certain claims for losses resulting from the Northridge earthquake. Allstate is cooperating with the investigation, which is being directed by the United States Attorney's Office for the Central District of California. At present, the Company cannot determine the impact of resolving the investigation.

For the past five years, the Company has been distributing to certain PP&C claimants, documents regarding the claims process and the role that attorneys may play in that process. Suits challenging the use of these documents have been filed against the Company, including purported class action suits. In addition to these suits, the Company has received inquires from states' attorneys general, bar associations and departments of insurance. In certain states, the Company has continued to use these documents after agreeing to make certain modifications. The Company is vigorously defending its rights to use these documents. The outcome of these disputes is currently uncertain.

There are currently several state and nationwide putative class action lawsuits pending in various state courts seeking actual and punitive damages from Allstate alleging breach of contract and fraud because of its specification of after-market (non-original equipment manufacturer) replacement parts in the repair of insured vehicles. Plaintiffs in these suits allege that after-market parts are not ''of like kind and quality'' as required by the insurance policies. The lawsuits are in various stages of development with no class action having been certified. The outcome of these disputes is currently uncertain.

Allstate is defending lawsuits, including two putative class actions, regarding worker classification. Two suits relate to the classification of California exclusive agents as independent contractors. These suits were filed after Allstate's reorganization of its California agency programs in 1996. The plaintiffs, among other things, seek a determination that they have been treated as employees notwithstanding agent contracts that specify that they are independent contractors for all purposes. Another suit relates to the classification of staff working in agency offices. In this putative class action, plaintiffs seek damages under the Employee Retirement Income Security Act and the Racketeer Influenced and Corrupt Organizations Act alleging that 10,000 agency secretaries were terminated as employees by Allstate and rehired by agencies through outside staffing vendors for the purpose of avoiding the payment of employee benefits. Allstate is vigorously defending these lawsuits. The outcome of these disputes is currently uncertain.

those prescribed by regulatory authorities. The use of such permitted statutory accounting practices does not have a significant impact on statutory surplus or statutory net income.

The NAIC's codification initiative has produced a comprehensive guide of statutory accounting principles, which the Company will implement in January 2001. The requirements are not expected to have a material impact on the statutory surplus of the Company's insurance subsidiaries.

Dividends

The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company, receipt of dividends from AIC and other relevant factors. The payment of shareholder dividends by AIC without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months.

In the twelve-month period beginning January 1, 1999, AIC paid dividends of $2.96 billion, the maximum amount allowed under Illinois insurance law without the approval of the Illinois Department of Insurance (''IL Department'') based on 1998 formula amounts. Based on 1999 AIC statutory net income, the maximum amount of dividends AIC will be able to pay without prior IL Department approval at a given point in time beginning in May 2000 is $1.96 billion, less dividends paid during the preceding twelve months measured at that point in time.

Risk-based capital

The NAIC has a standard for assessing the solvency of insurance companies, which is referred to as risk-based capital (''RBC''). The requirement consists of a formula for determining each insurer's RBC and a model law specifying regulatory actions if an insurer's RBC falls below specified levels. At December 31, 1999, RBC for each of the Company's domestic insurance subsidiaries was significantly above levels that would require regulatory actions.

15. Benefit Plans

Pension and other postretirement plans

Defined benefit pension plans cover most domestic full-time and certain part-time employees, as well as Canadian full-time employees and certain part-time employees. Benefits under the pension plans are based upon the employee's length of service, average annual compensation and estimated social security retirement benefits. The Company's funding policy for the pension plans is to make annual contributions in accordance with accepted actuarial cost methods.

The Company also provides certain health care and life insurance benefits for retired employees. Qualified employees may become eligible for these benefits if they retire in accordance with the Company's established retirement policy and are continuously insured under the Company's group plans or other approved plans for ten or more years prior to retirement. The Company shares the cost of the retiree medical benefits with retirees based on years of service, with the Company's share being subject to a 5% limit on annual medical cost inflation after retirement. The Company's postretirement benefit plans currently are not funded. The Company has the right to modify or terminate these plans.

The components of net periodic benefit cost for all plans for the year ended December 31, are as follows:

	Pension benefits			Postretirement benefits		
($ in millions)	**1999**	**1998**	**1997**	**1999**	**1998**	**1997**
Service cost	$ 155	$ 155	$ 131	$14	$18	$13
Interest cost	245	237	220	49	48	47
Expected return on plan assets	(358)	(267)	(245)	–	–	–
Amortization of prior service costs	(6)	(5)	(6)	(2)	–	–
Amortization of unrecognized transition obligation	(2)	(8)	(8)	–	–	–
Settlement charge (benefit)	(43)	–	6	–	–	–
Special termination benefits	–	–	–	6	–	–
Recognized net actuarial loss (gain)	2	26	18	(3)	–	(1)
Net periodic benefit cost (benefit)	$ (7)	$ 138	$ 116	$64	$66	$59

The plans' funded status, which are calculated as the difference between the projected benefit obligation and plan assets for pension benefits, and the difference between the accumulated benefit obligation and plan assets for other postretirement benefits, are as follows:

	Pension benefits		Postretirement benefits	
($ in millions)	1999	1998	1999	1998
Funded status	$ 817	$ 349	$(691)	$(702)
Unamortized prior service cost	(20)	(28)	(23)	(29)
Unamortized transition obligation	6	4	–	–
Unrecognized net actuarial gain	(593)	(164)	(63)	(17)
Prepaid (accrued) benefit cost	$ 210	$ 161	$(777)	$(748)

The $429 million change in the unrecognized net actuarial pension gain in 1999 reflects a higher discount rate assumption used in determining the projected benefit obligation. Allstate amortizes its excess unrecognized net actuarial gains over the average remaining service period of active employees expected to receive benefits. Included in the prepaid benefit cost of the pension benefits are plans with aggregate accumulated benefit obligations in excess of the aggregate fair value of plan assets in the amount of $48 million and $54 million for 1999 and 1998, respectively.

Assumptions used in the determination of the projected pension benefit obligation and plan assets at December 31, which were based on an October 31 measurement date, were:

	1999	1998	1997
Weighted average discount rate	8.00%	7.25%	7.25%
Rate of increase in compensation levels	4.00–5.00	4.00–5.00	4.50–5.00
Expected long-term rate of return on plan assets	9.50	9.50	9.50

The weighted average health care cost trend rate used in measuring the accumulated postretirement benefit cost was 6.10% for 1999, gradually declining to 5.00% in 2002 and remaining at that level thereafter. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.00% and 7.25% in 1999 and 1998, respectively. Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans.

A one percentage-point increase in assumed health care cost trend rates would increase the total of the service and interest cost components of net periodic benefit cost of other postretirement benefits, and the accumulated postretirement benefit obligation by $2 million and $16 million, respectively. A one percentage-point decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components of net periodic benefit cost of other postretirement benefits, and the accumulated postretirement benefit obligation by $7 million and $59 million, respectively.

Profit sharing plans

Employees of the Company and its domestic subsidiaries, with the exception of AHL, are also eligible to become members of The Savings and Profit Sharing Fund of Allstate Employees (''Allstate Plan''). The Company contributions are based on the Company's matching obligation and performance. The Allstate Plan includes an Employee Stock Ownership Plan (''ESOP'') to pre-fund a portion of the Company's anticipated contribution. In connection with the Allstate Plan, the Company has a note from the Allstate ESOP with a current principal balance of $202 million. The ESOP note has a fixed interest rate of 7.9% and matures in 2019.

The Company's defined contribution to the Allstate Plan was $80 million, $168 million and $159 million in 1999, 1998 and 1997, respectively.

Life and Savings markets a broad line of life insurance, savings and group pension products in the United States and in other countries. Life insurance products primarily include traditional life, including term and whole-life, and interest-sensitive life insurance. Savings products consist of fixed annuity products, including indexed, market value adjusted and structured settlement annuities, as well as variable annuities. Revenues generated outside the United States were immaterial with respect to Life and Savings total revenues for the years ended December 31, 1999, 1998 and 1997, respectively. The Company evaluates the results of this segment based upon invested asset growth, face amounts of policies in force and net income.

Corporate and Other comprises holding company activities and certain non-insurance operations.

PP&C and Discontinued Lines and Coverages together comprise Property-Liability. The Company does not allocate Property-Liability investment income, realized capital gains and losses, or assets to the PP&C and Discontinued Lines and Coverages segments. Management reviews assets at the Property-Liability, Life and Savings, and Corporate and Other levels for decision making purposes.

The accounting policies of the business segments are the same as those described in Note 2. The effects of certain intersegment transactions are excluded from segment performance evaluation and therefore eliminated in the segment results.

Summarized revenue data for each of the Company's business segments for the year ended December 31, are as follows:

($ in millions)	1999	1998	1997
Revenues			
Property-Liability			
Premiums earned			
PP&C	$20,103	$19,307	$18,600
Discontinued Lines and Coverages	9	–	4
Total premiums earned	20,112	19,307	18,604
Net investment income	1,761	1,723	1,746
Realized capital gains and losses	948	806	787
Total Property-Liability	22,821	21,836	21,137
Life and Savings			
Premiums and contract charges	1,623	1,519	1,502
Net investment income	2,260	2,115	2,085
Realized capital gains and losses	193	325	190
Total Life and Savings	4,076	3,959	3,777
Corporate and Other			
Net investment income	91	52	30
Realized capital gains and losses	(29)	32	5
Total Corporate and Other	62	84	35
Consolidated Revenues	$26,959	$25,879	$24,949

Summarized data for total assets and investments for each of the Company's reportable segments as of December 31, are as follows:

At December 31, ($ in millions)	1999	1998
Assets		
Property-Liability	$41,416	$41,662
Life and Savings	53,200	44,947
Corporate and Other	3,503	1,082
Consolidated	$98,119	$87,691
Investments		
Property-Liability	$32,943	$33,733
Life and Savings	34,444	31,765
Corporate and Other	2,258	1,027
Consolidated	$69,645	$66,525

18. Other Comprehensive Income

The components of other comprehensive income on a pretax and after-tax basis for the year ended December 31, are as follows:

	1999			1998			1997		
($ in millions)	Pretax	Tax	After-tax	Pretax	Tax	After-tax	Pretax	Tax	After-tax
Unrealized capital gains and losses:									
Unrealized holding gains (losses) arising during the period	$(1,507)	$527	$ (980)	$1,195	$(418)	$777	$2,147	$(751)	$1,396
Less: reclassification adjustments	993	(348)	645	929	(325)	604	889	(311)	578
Unrealized net capital gains (losses)	(2,500)	875	(1,625)	266	(93)	173	1,258	(440)	818
Unrealized foreign currency translation adjustments:									
Unrealized foreign currency translation adjustments arising during the period	22	(8)	14	(3)	1	(2)	(131)	46	(85)
Less: reclassification adjustments	–	–	–	–	–	–	(43)	15	(28)
Unrealized foreign currency translation adjustments	22	(8)	14	(3)	1	(2)	(88)	31	(57)
Other comprehensive income	$(2,478)	$867	$(1,611)	$ 263	$ (92)	$171	$1,170	$(409)	$ 761

19. Quarterly Results (unaudited)

	First quarter		Second quarter		Third quarter		Fourth quarter	
($ in millions except per share data)	1999	1998	1999	1998	1999	1998	1999	1998
Revenues	$6,807	$6,450	$6,592	$6,539	$6,551	$6,436	$7,009	$6,454
Net income	1,035	936	770	885	490	713	425	760
Earnings per share								
Basic	1.27	1.11	.96	1.06	.63	.87	.54	.93
Diluted	1.27	1.10	.95	1.05	.62	.86	.54	.93

Independent Auditors' Report

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF THE ALLSTATE CORPORATION:

We have audited the accompanying Consolidated Statements of Financial Position of The Allstate Corporation and subsidiaries as of December 31, 1999 and 1998, and the related Consolidated Statements of Operations, Comprehensive Income, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Allstate Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Chicago, Illinois
February 25, 2000